Exhibit 99.15

Prometic Life Sciences Inc.

Annual Information Form

Year ended December 31, 2017

March 28, 2018

Table of Contents

Annual Information Form

Year ended December 31, 2017

FORWARD-LOOKING STATEMENTS	3
MARKET AND INDUSTRY DATA	4
TRADEMARKS	4
CORPORATE STRUCTURE	4
NAME AND INCORPORATION	4
INTERCORPORATE RELATIONSHIPS	5
GENERAL DEVELOPMENT OF THE BUSINESS	5
OVERVIEW	5
THREE-YEAR HISTORY	6
DESCRIPTION OF THE BUSINESS	16
GENERAL	16
COMPETITIVE CONDITIONS	36
RAW MATERIALS, COMPONENTS	37
INTELLECTUAL PROPERTY RIGHTS	37
PRODUCT DEVELOPMENT	39
RESEARCH AND DEVELOPMENT	39
ENVIRONMENTAL PROTECTION	39
EMPLOYEES	40
RISKS AND UNCERTAINTIES RELATED TO PROMETIC’S BUSINESS	40
DIVIDENDS	55
DESCRIPTION OF CAPITAL STRUCTURE	55
COMMON SHARES	55
PREFERRED SHARES	56
MARKET FOR SECURITIES	57
TRADING PRICE AND VOLUME	57
ESCROWED SECURITIES	58
DIRECTORS AND EXECUTIVE OFFICERS	58
INDEPENDENCE	65
SECURITY HOLDINGS	65
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	65
CONFLICTS OF INTEREST	66
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	66
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	66
TRANSFER AGENT AND REGISTRAR	67
MATERIAL CONTRACTS	67
INTERESTS OF EXPERTS	68
AUDIT, RISK & FINANCE COMMITTEE	68
EXTERNAL AUDITOR SERVICES FEES	70
ADDITIONAL INFORMATION	71
AUDIT, RISK AND FINANCE COMMITTEE CHARTER:	72
GLOSSARY	77

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This Annual Information Form is dated March 28, 2018 and, unless it is stated otherwise, all the information disclosed in this Annual Information Form is provided as of December 31, 2017, the end of Prometic Life Sciences Inc.’s most recent financial year.

As used in this Annual Information Form, unless the context otherwise requires or indicates: (i) the “Corporation” or “Prometic” or “we” refer collectively to Prometic Life Sciences Inc. and its subsidiaries and predecessors; and (ii) all references to “$” or dollars are in Canadian dollars unless otherwise specified.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements about Prometic’s objectives, strategies, financial condition, future performance, results of operations and businesses as of the date of this Annual Information Form.

These statements are “forward-looking” because they represent Prometic’s expectations, intentions, plans and beliefs about the markets the Corporation operates in and on various estimates and assumptions based on information available to its management at the time these statements are made. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue”, “plan” or “pursue”, or the negative of these terms, other variations thereof or comparable terminology, are intended to identify forward-looking statements although not all forward-looking information contains these terms and phrases. Forward-looking information is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the obtention of required regulatory approvals, the availability of funds and resources to pursue research and development (“R&D”) projects, the successful and timely completion of clinical studies, our ability to take advantage of business opportunities in the pharmaceutical industry, reliance on key personnel, collaborative partners and third parties, the validity and enforceability of, our patents and proprietary technology, our ability to access capital, the use of certain hazardous materials, the availability and sources of raw materials, currency fluctuations, the value of our intangible assets, negative operating cash flow, legal proceedings, uncertainties related to the regulatory process, general changes in economic or market conditions and other risks related to Prometic’s industry. More detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found in this Annual Information Form under the heading “Risks and Uncertainties Related to Prometic’s Business”.

Although Prometic has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Therefore, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements.

As a result, Prometic cannot guarantee that any forward-looking statement will materialize. Prometic assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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MARKET AND INDUSTRY DATA

We have obtained the market and industry data presented in this Annual Information Form from a combination of third-party sources and the estimates of management. Although we believe that these third-party sources and our management estimates are reliable, the accuracy and completeness of such data is not guaranteed and has not been verified by any independent sources. Market and industry data, including estimates and projections relating to size of market and market share, is inherently imprecise and cannot be verified due to limitations on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations inherent in any market research or other survey. Management’s estimates are based on internal research, its knowledge of the relevant market and industry and third party sources. While we are not aware of any misstatements regarding the market and industry data presented in this Annual Information Form, such data involve risks and uncertainties and are subject to change based on various factors, including those factors discussed under the headings “Forward-Looking Statements” and “Risks and Uncertainties Related to Prometic’s Business”.

TRADEMARKS

This Annual Information Form includes registered and unregistered trademarks such as Prometic™, RyplazimTM, Mimetic Ligand™, PPPS™, PrioClear™, Purabead® which are protected under applicable intellectual property laws and are the property of Prometic. Solely for convenience, our trademarks referred to in this Annual Information Form and in other publicly filed documents may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to the fullest extent under applicable law. All other trademarks used in this Annual Information Form are the property of their respective owners.

CORPORATE STRUCTURE

NAME AND INCORPORATION

Prometic was incorporated on October 14, 1994 under the Canada Business Corporations Act (the “CBCA”) under the name Innovon Life Sciences Holdings Limited.

On December 21, 1995, the Corporation amended its articles of incorporation (the “Articles”) to remove the private company restrictions. On June 6, 1996, the Corporation amended the provisions pertaining to the minimum and maximum number of directors. On April 10, 1995, October 10, 1995, June 19, 1997 and August 14, 1997, the Corporation made adjustments to its authorized share capital. On May 19, 1998, the Corporation changed its name to Prometic Life Sciences Inc. and simplified its authorized share capital structure such that the Corporation was authorized to issue an unlimited number of subordinate voting shares, 20,000,000 multiple voting shares and an unlimited number of preferred shares, issuable in series. On February 16, 2000, the Corporation created its initial two series of preferred shares. On May 15, 2008, the Corporation amended its share capital by re-designating its subordinate voting shares into common shares and repealing its multiple voting shares. On January 25, 2013, the Corporation removed the authorized preferred shares from its share capital. On June 1, 2017, the Corporation amended its Articles to provide that the directors of the Corporation may appoint one or more additional directors in accordance with the CBCA prior to the next annual meeting of the shareholders of the Corporation.

As at the date of this Annual Information Form, its head and registered office is located at 440 Armand-Frappier Blvd., Suite 300, Laval, Québec, H7V 4B4, Canada.

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INTERCORPORATE RELATIONSHIPS

The Corporation is structured as a parent company with eight material separate operating divisions which all are operated through subsidiaries directly controlled by the Corporation (Prometic Biotherapeutics Inc. (“PBT”), Prometic Bioseparations Ltd. (“PBL”), Prometic Plasma Resources Inc. (“PPR”), Prometic Plasma Resources (USA) Inc. (“PPR USA”), Prometic Biosciences Inc. (“PBI”), Prometic Bioproduction Inc. (“PBP”), NantPro Biosciences, LLC (“NantPro”) and Telesta Therapeutics Inc. (“Telesta”)), and one of which (Prometic Pharma SMT Limited (“PSMT”)) is operated through an entity indirectly held via a holding company (Prometic Pharma SMT Holdings Limited (“PSMTH”)), a subsidiary of the Corporation (i.e. PBI). The following chart indicates the jurisdiction of incorporation of the Corporation’s above-mentioned direct and indirect material operating divisions and principal subsidiaries, as well as the voting interest (expressed as a percentage) beneficially owned, controlled or directed by the Corporation in each subsidiary.

*	Subsidiary that has assets or revenues representing more than 10% of the consolidated assets or consolidated revenues of the Corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

Prometic is a biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform, the small molecule therapeutics platform, stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis (IPF). The second drug discovery and development platform, the plasma-derived therapeutics platform, leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin (IVIG). Furthermore, the Corporation is continuing to secure its plasma supply through the execution of third party

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contracts and expansion of its own collection activities for its plasma processing needs. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, Europe and Asia.

Prometic’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange (“TSX”) under the symbol “PLI” and the OTCQX International under the symbol “PFSCF”.

THREE-YEAR HISTORY

2017

Corporate

February. California Capital Equity, LLC, exercised 44,791,488 share purchase warrants at a price of $0.47 per share for total proceeds of $21,051,999 to the Corporation.

March. Prometic entered into a binding agreement to secure a follow-on investment from Structured Alpha LP (“SALP”), an affiliate of Peter J. Thomson’s investment firm, Thomvest Asset Management Inc., consisting of a $25 million loan.

April. Prometic closed the follow-on investment with SALP, consisting of a $25 million loan (the “Loan”). The Loan was secured by Prometic’s assets, excluding its patent portfolio. The redemption value of the Loan implied a compounded annual interest rate of approximately 8.5%. No interest or principal shall be required to be repaid before July 31, 2022. As part of this transaction, Prometic granted SALP a warrant to purchase 10,600,407 common shares at an exercise price of $3.70 per common share with a term expiring in October, 2023. The proceeds received by Prometic from the aggregate exercise of all of the warrants would be sufficient to repay the Loan in its entirety. No material additional security or covenants have been granted to SALP, over those already in place by the current original issue discount notes.

May. Prometic reported the highlights from its 2017 annual and special meeting of shareholders and Board of Directors election results. The following Directors were elected to hold offices until the next annual meeting of shareholders or until their successors are elected or appointed: Prof. Simon Best, Mr. Andrew Bishop, Mr. Stefan Clulow, Mr. Ken Galbraith, Mr. David John Jeans, Mr. Charles Kenworthy, Mr. Pierre Laurin, Ms. Louise Ménard, Mr. Paul Mesburis, Dr. John Moran, Ms. Nancy Orr, Mr. Bruce Wendel.

June. Prometic entered into an agreement with Cantor Fitzgerald Canada Corporation as a lead underwriter and sole bookrunner, on its own behalf and on behalf of a syndicate of underwriters (collectively, the “Underwriters”) under which the Underwriters agreed to buy on a bought deal basis, 31,250,000 common shares (the “Common Shares”) in the capital of the Corporation at a price of $1.70 per share for gross proceeds of $53,125,000 (the “Offering”). Prometic also granted the Underwriters an option to purchase an additional 4,687,500 Common Shares at the same offering price for a period of 30 days following the closing of the Offering (the “Over-Allotment Option”). In consideration for the services to be rendered by the Underwriters under the Offering, the Underwriters received a cash commission equal to 6% of the gross proceeds raised under the Offering.

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July. Prometic closed the above-mentionned $53,125,000 million bought deal equity offering of common shares in the capital of the Corporation through the syndicate of underwriters led by Cantor Fitzgerald Canada Corporation as the lead underwriter and sole bookrunner, and including RBC Dominion Securities Inc., National Bank Financial Inc., Scotia Capital Inc., Desjardins Securities Inc. and Echelon Wealth Partners Inc. Prometic issued 31,250,000 common shares of the Corporation at a price of $1.70 per share for gross proceeds of $53,125,000. In addition, Prometic completed a concurrent, non-brokered private placement of 5,045,369 common shares of the Corporation at a price of $1.70 per common share (the “Private Placement”) with SALP following the exercise by SALP of its pre-emptive right to participate in any future public offering of Prometic’s common shares. The $8.6 million in proceeds from the Private Placement were used to offset and reduce the total amount owed by Prometic to SALP pursuant to the previously mentioned Loan entered into in April, 2017.

October. Prometic entered into a binding letter of intent to secure a USD $80 million (CAD $100 million) line of credit (the “Credit Facility”) from SALP.

December. Prometic closed the previously mentioned USD $80 million (CAD $100 million) Credit Facility with SALP. As partial consideration for establishing the Credit Facility, Prometic granted SALP an initial 10 million warrants with an exercise price of CAD $1.70 per common share with a term expiring June 30, 2026, alongside an additional 44 million warrants at the same exercise price and term, which will vest in tranches each time Prometic draws an additional amount of USD $10 million (CAD $12.5 million) under the Credit Facility. Drawing on the first 4 tranches of USD $10 million (CAD $12.5 million) would each cause 5 million warrants to vest, whereas drawing on the second set of 4 tranches of USD $10 million (CDN $12.5 million) would each cause 6 million warrants to vest. All amounts drawn from the Credit Facility will bear interest of 8.5% per annum and the principal will be repayable on November 30, 2019.

Plasma-Derived Therapeutics

January. Prometic announced that it had amended its licensing agreement originally entered into with Hematech BioTherapeutics Inc., (“Hematech”) in May 2012 (the “License Agreement”). Prometic reacquired the rights initially granted to Hematech in the License Agreement, to a 50% share of the potential worldwide profits related to sales of its plasminogen for treatment of plasminogen congenital deficiency (the “Rights”), if approved for commercial sale.

April. Prometic completed the filing of its plasminogen Biologics License Application (“BLA”) with the U.S. Food and Drug Administration (“FDA”) for the treatment of patients with congenital plasminogen deficiency. Prometic’s plasminogen had earlier been granted Orphan Drug and Fast Track Designations by the FDA for said indication.

May. Prometic presented new data at the 2017 American Thoracic Society (ATS) International Conference in Washington, D.C. The data presented included results from a Phase 2 clinical trial evaluating PBI-4050 in patients with IPF, and the benefits of plasminogen administration in reducing lung injury in a gold standard animal model of ALI/ARDS associated with acute pancreatitis.

Also in May. Prometic presented new data at the 2017 American Thoracic Society (ATS) International Conference in Washington, D.C. showing the benefits of plasminogen administration in reducing lung injury in an animal model of ALI/ARDS associated with acute pancreatitis. Acute lung injury (ALI) and acute respiratory distress syndrome (ARDS) are life-threatening conditions resulting in respiratory failure in the critically ill patient.

July. Prometic announced new long-term clinical data from its pivotal phase 2/3 trial of Ryplazim™ (plasminogen) in patients with congenital plasminogen deficiency. The data demonstrated that in 10 patients treated with RyplazimTM (plasminogen) for a total of 48 weeks, there was no observed recurrence of lesions and no tolerability issues observed related to this longer-term dosing. Prometic had previously reported clinical data from this pivotal phase 2/3 trial, in which Prometic observed that RyplazimTM (plasminogen) treatment consistently replaced and maintained the plasminogen concentration in plasma at an adequate level and that all lesions resolved in all 10 patients treated for 12 weeks. We believe this data fulfilled the clinical information required for the BLA filing with the FDA for the Accelerated Regulatory Pathway Approval. Under the same pivotal phase 2/3 protocol, these 10 patients had been treated for an additional 36 weeks, for a total drug exposure period of 48 weeks.

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August. The FDA granted a Rare Pediatric Disease Designation to Prometic’s RyplazimTM (plasminogen) for the treatment of patients with congenital plasminogen deficiency, or hypoplasminogenemia. The FDA grants Rare Pediatric Disease Designation for serious or life-threatening diseases in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents.

October. The FDA accepted the filing of Prometic’s BLA for its RyplazimTM (plasminogen) replacement therapy and granted a priority review status and set a Prescription Drug User Fee Act (PDUFA) action date for April 14, 2018. See update on the status of the FDA’s review of its BLA for Ryplazim™ (plasminogen) and PDUFA action date (Section “Update on the status of the FDA’s review of Prometic’s BLA for Ryplazim™ (plasminogen) and PDUFA action date” of this AIF on p. 29).

October. Health Canada granted priority review status for the New Drug Submission (NDS) Prometic plans to file for its RyplazimTM (plasminogen) replacement therapy for the treatment of patients with plasminogen deficiency. Priority review status is granted by Health Canada to a NDS for serious, life-threatening or severely debilitating diseases or conditions for which there is substantial evidence of clinical effectiveness that the drug provides.

Also in October. Prometic received from the Swedish Medical Products Agency (MPA) a clinical trial application (“CTA”) approval to commence a phase 2 clinical trial of its plasminogen for the treatment of patients suffering from diabetic foot ulcers (DFUs). The phase 2 clinical trial is a prospective, dose escalation study of the safety, feasibility and initial efficacy of subcutaneous plasminogen for the treatment of DFUs in 20 adult subjects. The study is ongoing in a study center in Sweden, under the supervision of Dr. Jan Apelqvist, an expert in the field of DFUs and hard to treat wounds from the Department of Endocrinology, Division of Clinical Sciences at Skane University Hospital in Malmö, Sweden.

November. Prometic reported that it had received from the Swedish MPA a CTA approval to commence a clinical trial of its plasminogen for the treatment of patients suffering from chronic tympanic membrane perforations (TMPs). The clinical trial is a dose escalation, randomized, placebo-controlled study designed to investigate the safety, feasibility and initial efficacy of local injections of a novel and proprietary plasminogen formulation for the treatment of chronic TMPs.

Also in November. Prometic announced interim six-month clinical data from its ongoing pivotal Intravenous Immunoglobulin (“IVIG”) phase 3 clinical trial in patients suffering from primary immunodeficiencies disease (PIDD) following review of the data by the Data Safety Monitoring Board (DSMB), which recommended that the study proceed. We believe this data meets Health Canada’s requirements for a New Drug Submission (NDS) filing with at least 20 evaluable PIDD patients treated with Prometic’s IVIG for a minimum six-month period together with comparison data from a similar six-month period during which patients received comparable commercially approved IVIG products.

December. Orphan drug designation status was granted to Prometic’s Ryplazim™ (plasminogen) for the treatment of Idiopathic Pulmonary Fibrosis (“IPF”) by the FDA. In an animal model that emulates pulmonary fibrosis in humans, Prometic’s Ryplazim™ (plasminogen) performed favorably compared to recently- approved IPF drugs to treat this condition. We observed that Ryplazim™ (plasminogen) significantly reduced tissue scarring in the lungs, indicating the potential for providing clinically significant improvement and stabilization in lung function.

Small Molecule Therapeutics

January. Prometic announced that its orally active lead drug candidate, PBI-4050, was granted an orphan drug designation status for the treatment of Alström Syndrome (“AS”) by the European Commission.

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Also in January. Prometic announced that PBI-4050 has been issued a Promising Innovative Medicine (“PIM”) designation by the UK Medicines and Healthcare Products Regulatory Agency (“MHRA”) for the treatment of AS.

February. Prometic announced results from its completed open label phase 2 clinical trial of PBI-4050 in patients suffering from IPF. In addition to assessing the safety and tolerability of PBI-4050, an objective of this study was to seek early evidence of a clinical benefit with PBI-4050 treatment, whether administered alone or in addition to either of the drugs approved for the treatment of IPF, nintedanib or pirfenidone. These results were consistent with the preliminary results previously announced by Prometic on November 17, 2016, following the first 30 patients’ completion of 12 weeks of treatment. A total of 40 patients were enrolled in the study conducted in 6 sites across Canada and all had completed the 12 weeks of treatment; 9 patients received PBI-4050 alone, 16 received PBI-4050 & nintedanib and 15 received PBI-4050 & pirfenidone. The baseline characteristics of the patients enrolled in this study were similar to those enrolled in prior IPF randomized controlled studies conducted by other pharmaceutical companies, namely the ASCEND and INPULSIS studies.

March. Prometic entered into a binding Memorandum of Terms with Shenzhen Royal Asset Management Co., Ltd. (“SRAM”) to establish a joint venture for the development, manufacture and commercialization of PBI-4050, PBI-4547 and PBI-4425 in the People’s Republic of China (excluding Hong Kong, Taiwan and Macau).

Also in March. An orphan drug designation status had been granted, by the FDA, for Prometic’s orally active, anti-fibrotic, lead drug candidate, PBI-4050, for the treatment of Alström Syndrome.

April. Prometic received no objection from the FDA on the design of the first of its PBI-4050’s planned phase 3 clinical trials for IPF based on the clinical efficacy data generated in the previously mentionned 40 patient phase 2 open-label study. In this phase 2 study, PBI-4050 was administered to patients for 12 weeks to patients who were receiving pirfenidone, nintedanib, or neither agent. The results of the study showed that the Forced Vital Capacity (“FVC”) remained stable in patients on PBI-4050 alone (n=9, FVC -12 ml) or in patients on PBI-4050 in combination with nintedanib (n=15, FVC +2 ml). In contrast, the results of this study showed that the FVC declined significantly in patients on PBI-4050 in combination with pirfenidone (n=16, FVC -102 ml). PBI-4050’s observed plasma concentration was sub-therapeutic at 50% of the expected level in patients that received the PBI-4050 and pirfenidone combination, suggesting a drug-drug interaction.

April. Prometic presented new results at the International Liver Congress (ILC) 2017 of the European Association for the Study of the Liver (EASL) in Amsterdam on the effects of PBI-4050 on associated with non-alcoholic steatohepatitis (“NASH”) in a mouse model of obesity and metabolic syndrome. This study enabled Prometic to further characterize the effects of PBI-4050 on metabolic regulation and white adipose tissue and liver fibrosis induced in a high fat diet model. As such, we observed that PBI-4050 was associated with reduced liver damage and fibrosis, improved insulin resistance (HOMA-IR) and the pancreatic ß-cells function (HOMA-ß). Furthermore, the study data showed that pro-fibrotic and fibrotic gene expression in liver and in white adipose tissue was reduced with PBI-4050 treatment.

June. Prometic presented new data at the 2017 American Diabetes Association (ADA)’s 77th Scientific Sessions in San Diego. The data presented included results from a phase 2 clinical trial evaluating PBI-4050 in 24 patients with metabolic syndrome and type 2 diabetes (MST2D), as well as from preclinical studies in which we observed the protective effect of PBI-4050 on the kidney, pancreas and liver in diabetic animals. New data from this completed phase 2 trial, discussed in an oral presentation, showed that, after 12 weeks of treatment with PBI-4050, a statistically significant reduction of microparticles shedding from the kidney in the patients’ urine was observed. Furthermore, a statistically significant reduction in key renal biomarkers was also observed in the same patients.

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August. Prometic executed definitive agreements with Jiangsu Rongyu Pharmaceuticals Co, LTD and Nanjing Rongyu Biothech Co., LTD, affiliates of Shenzhen Royal Asset Management Co., LTD (collectively, “SRAM”). Under the terms of the agreements, Prometic undertook to license the development, manufacturing and commercialization rights for PBI-4050, PBI-4547 and PBI-4425 (the “Products”) for the Chinese market to a new subsidiary, Prometic ChinaCo (name subject to the approval of the relevant authorities). Prometic also licensed the development and commercialization rights for the Products for the Chinese market for specific fibrosis indications to a SRAM affiliate. See update on the status of the commercial relationship with said SRAM affiliates (Section “Update on August 2017 licensing and partnership transaction; granting Chinese rights to certain Prometic small molecule drug candidates to SRAM” of this AIF on p. 17).

September. Prometic announced that longer-term data from its on-going phase 2 open label clinical trial of PBI-4050 in subjects suffering from AS in the UK support that the clinical activity previously observed were sustained during prolonged treatment. The clinical study had then enrolled 12 subjects. Given the evidence of clinical activity and continuing tolerability, the Data Safety Monitoring Board (DSMB) and Medicines and Healthcare products Regulatory Agency (MHRA) allowed for 2 successive extensions of the duration of treatment. The duration of treatment has been extended from the original 24 weeks for an additional 36 weeks, and then once more for a further 12 weeks (total of 72 weeks). This last extension was to ensure that subjects could remain on treatment while the regulatory authorities were reviewing a rollover protocol which, if approved, would allow subjects to remain on treatment for an additional period of up to 96 weeks, or until regulatory approval is obtained in the UK.

Also in September. Prometic announced that its oral anti-fibrotic lead drug candidate, PBI-4050, had received FDA Investigational New Drug (IND) approval to commence its pivotal phase 3 clinical trial in patients suffering from IPF.

October. The FDA had granted Fast Track designation to Prometic’s PBI-4050, a clinical candidate in development for idiopathic pulmonary fibrosis (IPF).

December. Prometic announced that its orally-active drug candidate, PBI-4050, had been issued a Promising Innovative Medicine (PIM) designation by the UK Medicines and Healthcare Products Regulatory Agency (MHRA) as add-on treatment to nintedanib in patients with IPF.

Bioseparations

April. Prometic received a $9.5 million purchase order for the supply of affinity resin to an existing client, a global leader in the biopharmaceutical industry. This purchase order was part of an ongoing license and long-term supply agreement with the client.

2016

Corporate

February. The Corporation secured a follow-on investment from SALP consisting of a $30 million original issue discount loan (the “New OID Loan”).

The New OID Loan is in addition to each of the two existing original issue discount loans with SALP in the amounts of $10 million and $20 million (the “Existing OID Loans”). The New OID Loan is secured by all of Prometic’s (and some of its subsidiaries’) assets, excluding its patent portfolio. The face value of the New OID Loan implies a compounded annual interest rate of 8%. No interest or principal is required to be repaid prior to July 31, 2022. As partial consideration for the New OID Loan, Prometic granted SALP11,793,380 warrants to purchase Common Shares at an exercise price of $4.70 per Common Share with a term expiring on July 31, 2022. The proceeds received by Prometic from the aggregate exercise of all such warrants would be sufficient to repay the New OID Loan in its entirety. No material additional security or covenants have been granted to SALP over those already in place in connection with the Existing OID Loans.

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Also in February. Prometic closed its bought deal public offering of Common Shares (the “Offering”) through a syndicate of underwriters led by RBC Capital Markets and Canaccord Genuity Corp., and which included Scotiabank, CIBC Capital Markets, National Bank Financial Inc., Paradigm Capital Inc. and Beacon Securities Limited (collectively, the “Underwriters”). Prometic issued 19,400,000 Common Shares in connection with the Offering at a price of $3.10 per share for aggregate gross proceeds of $60,140,000. In consideration for the services rendered by the Underwriters under the Offering, the Underwriters received a cash commission representing 5% of the gross proceeds of the Offering.

October. Prometic announced that it closed the acquisition of all the issued and outstanding common shares of Telesta by way of a plan of arrangement under the CBCA (the “Acquisition“) for a consideration of $0.14 per Telesta common share payable in Common Shares. The number of Common Shares issued by Prometic was based on the volume-weighted average closing price (“VWAP”) of Prometic’s common shares for the five trading days prior to the closing date of the Acquisition. At the end of trading on the TSX on Friday, October 28, 2016, the 5 day VWAP of Prometic’s common shares was $2.98. Accordingly, each Telesta common share was acquired for 0.04698 Common Share.

Plasma-Derived Therapeutics

June. Prometic reported that the FDA had granted a Fast Track designation to Prometic for its plasminogen drug candidate, then in a phase 2/3 clinical trial in patients suffering from congenital plasminogen deficiency.

August. Prometic announced that it had completed the enrolment of the adult patient population (50 adult patients) in its pivotal IVIG phase 3 clinical trial for the treatment of primary immunodeficiency diseases (“PIDD”). The ongoing pivotal phase 3 clinical trial is an open label, single arm, two-cohort multicenter study investigating the safety, tolerability, efficacy and pharmacokinetics of Prometic’s plasma derived IVIG in a total of 75 patients suffering from PIDD, including 50 adults (cohort 1) and 25 children (cohort 2).

Prometic announced that it had completed enrolment of the congenital plasminogen deficient patients in its pivotal phase 2/3 clinical trial required for the accelerated regulatory approval pathway with the FDA.

September. Prometic announced that it would be pursuing tympanic membrane perforations (“TMP”), as one of its new plasma-derived plasminogen related targeted clinical indications.

October. Prometic announced that its pivotal phase 2/3 clinical trial in patients with plasminogen deficiency had met its primary and secondary endpoints with the intravenous plasminogen treatment. In addition to being safe, well tolerated and without any drug related serious adverse events, clinical data showed that Prometic’s plasminogen treatment achieved a 100% success rate of its primary end point, namely, a targeted increase in the blood plasma concentration level of plasminogen as a surrogate target. Moreover, all patients who had active visible lesions when enrolled in the trial had complete healing of their lesions within weeks of treatment, a 100% response rate for this secondary end point.

November. During an Analysts Day in New York, Prometic disclosed its intent to focus on expanding the clinical uses of plasminogen as a priority over the coming years. In addition to the treatment of wounds such as diabetic foot ulcers and tympanic repair, acquired plasminogen deficiency in critical care such as severe burns was provided as an example. The expansion of plasminogen development program enables the Corporation to target multiple clinical indications with unmet medical needs with the same proprietary active pharmaceutical ingredient (“API”) via different formulations and presentations. Combined with potential market exclusivity and significant growth opportunity, plasminogen is prioritized over advancing certain previously disclosed follow-ons therapeutics with competitive landscapes such as C1-INH.

December. Prometic announced that it had initiated the rolling submission of its BLA for plasminogen with the FDA for treatment of patients with plasminogen congenital deficiency.

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Small Molecule Therapeutics

March. Prometic announced that the preliminary analysis of new pro-inflammatory biomarkers in blood and urine samples from the patients in the on-going, open label, phase 2, metabolic syndrome and type 2 diabetes clinical trial provided additional evidence of PBI-4050’s pharmacological and clinical activity in humans. In December 2015, the Corporation reported the statistically and clinically significant decrease in glycated hemoglobin concentration (“HbA1c”) observed in the first 11 patients enrolled who had completed the 12 week study. Overall the patients experienced improved blood glucose control as measured by HbA1c (average decrease of -0.6% p=0.03), with 10 of the 11 experiencing a decrease in HbA1c incremental to that achieved by standard-of-care drug regimes.

April. Prometic presented new data at the 2016 European Association for the Study of the Liver (EASL)’s 51st Annual Meeting – The International Liver Congress (ILC) in Spain. The new data confirmed that PBI-4050’s anti-fibrotic effect demonstrated in the livers of different animal models has been successfully reproduced in human hepatic stellate cells (HHSC) during in vitro preclinical experiments designed to simulate fibrogenesis in the liver. PBI-4050 was found to down-regulate key pro-fibrotic biomarkers considered to be driving the fibrotic process in NASH.

May. Prometic reported that it had been authorized to commence the clinical trial of its orally active anti-fibrotic lead drug candidate, PBI-4050, in patients suffering from cystic fibrosis (“CF”), following the CTA clearance by Health Canada. The objectives of this 24 week randomized, double-blind, and placebo-controlled phase 2 study include the evaluation of the effects of PBI-4050 on the pancreatic and lung functions in 90 CF patients. The Corporation reported in February, 2018 that it had terminated its PBI-4050 CF clinical trial as part of its realignment of clinical development activities.

October. Prometic announced that the Drug Safety Monitoring Board (DSMB) recommended that patient enrolment should continue in the Corporation’s ongoing AS phase 2 clinical trial. This recommendation followed the DSMB’s review of the safety data accumulated in the first eight AS patients that had received treatment with PBI-4050. The DSMB determined that no safety or tolerability issues had been observed in these patients. The first five patients (100%) who completed 12 weeks of treatment with PBI-4050 had a reduction of liver fibrosis, as measured by transient elastography (FibroScan®).

Prometic announced that its phase 2 clinical trial of PBI-4050 in patients with metabolic syndrome and type 2 diabetes had been completed and had met its primary and secondary endpoints. In addition to safety and tolerability, the study was designed to evaluate the effect of PBI-4050 on metabolic syndrome parameters as well as on pro-inflammatory/fibrotic and diabetic biomarkers in blood and urine. In this open label phase 2 clinical trial, PBI-4050 (800 mg) was administered once daily to 24 patients for a period of 12 weeks. For instance, the 15 patients with a screening HbA1c ≥ 7.5 experienced a mean decrease of – 0.75% (p = 0.0004) while the 9 patients with a screening HbA1c ≥ 8.0% experienced a mean decrease of – 0.9% (p = 0.007). The 10 patients who participated in the study’s 12 week extension had a mean HbA1c of 7.7 at screening and experienced a reduction of – 0.8% at week 12: this reduction was maintained at week 24. PBI-4050 had been well tolerated with no serious drug related adverse events.

November. Prometic reported that it had received clearance by Health Canada to commence a placebo-controlled phase 2 clinical trial of PBI-4050, the company’s orally active, lead small molecule anti-fibrosis drug candidate, in patients with metabolic syndrome and type 2 diabetes.

Prometic announced positive interim results from its Open Label phase 2 clinical trial of PBI-4050 in patients suffering from IPF. In addition to demonstrating that PBI-4050 is safe and well tolerated in patients suffering from IPF, the objective of this study was to provide early evidence of clinical benefits of PBI-4050 treatment whether used alone or in addition to either nintedanib or pirfenidone. Forty patients were enrolled in the study in 6 sites across Canada. At that time, the Corporation was reporting on the first 30 patients that had completed their 12 weeks of treatment. In February 2017, Prometic announced positive results from its completed open label phase 2 clinical trial in subjects suffering from IPF. In addition to demonstrating that

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PBI-4050 is safe and very well tolerated, an objective of this study was to seek early evidence of a clinical benefit with PBI-4050 treatment, whether administered alone or in addition to either of the drugs approved for the treatment of IPF, nintedanib or pirfenidone. These results confirm the preliminary results previously announced by Prometic on November 17, 2016, following the first 30 subjects’ completion of 12 weeks of treatment.

Prometic presented new data at the American Society of Nephrology’s (ASN) Annual Meeting currently underway in Chicago, with respect to Prometic’s anti-fibrotic and orally active lead drug candidate, PBI-4050.

2015

Corporate

March. On March 31, 2015, the Corporation, certain of its subsidiaries and SALP entered into (i) an amended and restated loan agreement, which amended and restated the loan agreement originally dated as of July 31, 2014 between the same parties, and (ii) a second amended and restated loan agreement, which amended and restated the amended and restated loan agreement dated as of July 31, 2014, which in turn amended and restated the loan agreement originally dated as of September 10, 2013 between the same parties (the foregoing March 31, 2015 agreements are collectively referred to as the “2015 Amended and Restated Loan Agreements”). The 2015 Amended and Restated Loan Agreements provided for several amendments in favour of the Corporation which, amongst others, included the extension of the maturity date of the loans made under the agreement to July 31, 2022, a right of repayment of such loans commencing on September 13, 2018, and more flexibility in its affirmative and negative covenants. In consideration for these modifications, the Corporation granted SALP7,000,000 warrants to purchase the Common Shares at an exercise price of $3.00 per Common Share. The warrants have an expiry date of July 31, 2022. The Corporation also granted SALP a pre-emptive right to participate in any future public offering or private placement of the Common Shares or securities convertible or exchangeable into Common Shares.

Also in March. Prometic was added to the S&P/TSX Composite Index.

May. The Corporation closed a bought deal public offering of 19,250,000 Common Shares at $2.60 per Common Share for gross proceeds of $50,050,000 through a syndicate of underwriters led by Canaccord Genuity Corp., and which included RBC Dominion Securities Inc., Beacon Securities Limited, TD Securities Inc. and Paradigm Capital Inc.

The Corporation also completed the closing of the over-allotment option to acquire an additional 2,887,500 Common Shares at a price of $2.60 per over-allotment share, for gross proceeds of $7,507,500.

December. The Corporation completed an internal corporate reorganization of its subsidiaries owning and exploiting the Small Molecule Therapeutics segment, which involved the centralization of key development and commercialization activities as well as the Small Molecule Intellectual Property (“SMIP”) in a newly created UK subsidiary of the Corporation, Prometic Pharma SMT Limited (“PSMT”). An intellectual property transfer agreement was entered into between PBI and PSMT whereby all of the SMIP (other than the Canadian SMIP) were transferred to PSMT.

The Corporation expects this reorganization to enable the Small Molecule Therapeutics business segment to execute its global drug development and commercialization strategy more effectively. The new structure intends to take advantage of the Corporation’s existing operations in the UK, which include R&D and executive management, while leveraging the business, financial, tax and accounting efficiencies therein.

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Bioseparations

February. The Corporation announced that it had received an $11.4 million purchase order for the supply of an affinity resin to an existing client, a global leader in the biotherapeutics industry. This was the second purchase order resulting from the license and long-term supply agreement previously announced on July 8, 2013. The affinity resin was manufactured by Prometic at its Isle of Man facility and supplied to the client throughout the second half of 2015 and the first half of 2016. Prometic’s client uses the resin for large-scale purification of a therapeutic protein product manufactured in large quantities. The last deliveries against this order were made during the second quarter of 2016.

December. The Corporation renewed its supply agreement with GlaxoSmithKline LLC. The renewed agreement followed the original supply agreement entered into between the parties in 2009.

Plasma-Derived Therapeutics (Biologicals)

May. The Corporation selected C1-INH as its next plasma-derived drug candidate to be developed. The C1-INH protein is most commonly used for the treatment of hereditary angioedema, a rare genetic disorder in which C1-INH is lacking. The Corporation has since decided to focus its efforts on other plasma-derived therapeutics (e.g. plasminogen, IVIG and IAIP).

Prometic entered into a strategic manufacturing agreement with Emergent BioSolutions (“Emergent”). The long-term manufacturing agreement provided Prometic with access to additional cGMP capacity in an FDA-licensed facility, located in Winnipeg, Canada. Prometic would use this capacity for the development and manufacture of plasma-derived biopharmaceuticals using Prometic’s proprietary plasma purification platform. The additional manufacturing capacity could provide the ability to process up to 250,000 liters of plasma annually with the potential for further expansion should the parties agree. This 15-year manufacturing agreement involves an initial annual minimum payment of approximately $4M per year, rising to $7M per year in 2018 and to $9M per year by 2021, for an aggregate total of minimum fees exceeding $100M over the life of the contract. This minimum payment secures a defined capacity. The agreement allows for a flexible approach for the use of resources up to that value, and any additional resources used beyond that minimum cost is to be charged on an as-used basis.

August. The Corporation was granted an orphan drug designation status for its human plasma-derived plasminogen drug for the treatment of congenital plasminogen deficiency by the European Commission.

The Corporation successfully completed the first round of dosing of plasminogen congenital deficient patients. Prometic’s plasminogen was found to be safe, very well tolerated and there were no drug-related adverse events.

The Corporation closed the acquisition of Emergent’s plasma collection center located in Winnipeg, Canada. The plasma collection center has started to operate under Prometic’s ownership following the grant and receipt of the regulatory licenses by and from the requisite regulatory authorities. Prometic’s plasma collection center is an FDA, EMEA and Health Canada licensed plasma collection facility conveniently located in close proximity to the existing Emergent Winnipeg based cGMP manufacturing facility.

October. The FDA completed its review and cleared the Investigational New Drug (“IND”) application for Prometic’s IVIG biological drug product for the treatment of primary immunodeficiency diseases (“PIDD”).

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November. The Corporation announced that its plasma-derived plasminogen replacement therapy, currently in phase 1 clinical trial in the USA, had been successfully used to treat a plasminogen-deficient infant in critical condition in an intensive care unit at the Altona Children’s Hospital located in Hamburg, Germany. The plasminogen was administered by a team from the Department of Pediatric Haematology and Oncology at the University Medical Center, Hamburg-Eppendorf, under the direction of Professor Reinhard Schneppenheim. The plasminogen and the protocol for its use recommended by Prometic enabled the team to quickly reach an efficacious concentration of plasminogen in the blood. Within a few days, a reduction of the lesions was observed, and after six weeks of therapy the lesions had markedly improved.

The Corporation entered into a strategic agreement with a Swedish company, Omnio AB (“Omnio”). The agreement provided Prometic with an exclusive intellectual property license as well as a comprehensive proprietary understanding of the use of plasminogen in the field of hard-to-treat wounds, such as diabetic foot ulcers.

The Corporation entered into a strategic partnership with ProThera Biologics Inc. for the development and commercialization of human plasma-derived Inter-alpha Inhibitor Proteins (“IAIP”). The agreements provided Prometic with global, exclusive intellectual property rights to commercialize IAIP for two clinical indications and both companies have strategic interest in the other’s IAIP-related therapeutic areas through a royalty- bearing cross-license agreement.

December. The Corporation presented safety, pharmacokinetic and clinical data from its plasma-derived plasminogen replacement therapy phase 1 clinical trial for the treatment of congenital plasminogen deficiency at the American Society of Hematology annual conference in Orlando, Florida (ASH 2015). The results from the two cohorts of patients enrolled in the phase 1 trial confirmed that Prometic’s plasminogen replacement therapy was safe, well tolerated and without any related serious adverse events. Moreover, there were no plasminogen antibodies detected and the results confirmed the established therapeutic dose of 6 mg/kg.

Small Molecule Therapeutics

January. The Corporation received CTA clearance from Health Canada. Its orally active lead drug candidate, PBI-4050, was approved for the Corporation to commence the clinical trial in patients suffering from metabolic syndrome and resulting Type 2 diabetes.

February. The Corporation’s orally active anti-fibrotic lead drug candidate, PBI-4050, was cleared by Health Canada for the commencent of the clinical trial in patients suffering from IPF, following the CTA clearance by Health Canada.

The Corporation received an orphan drug designation status for its orally active anti-fibrotic lead drug candidate, PBI-4050, for the treatment of IPF from the FDA.

March. The Corporation successfully completed its PBI-4050 phase 1b multi-dose clinical trial in patients with chronic kidney disease. Prometic’s orally active lead drug candidate, PBI-4050, was found to be safe and well tolerated without any serious adverse events reported.

May. The Corporation presented new pre-clinical data at the American Thoracic Society 2015 International Conference held in Denver, USA, on PBI-4050, its orally active anti-fibrotic drug candidate in phase 2 clinical trials for the treatment of IPF. In the gold standard animal model used to emulate pulmonary fibrosis in humans, PBI-4050 performed favorably compared to Nintedanib, one of the two FDA-approved products for such medical use. PBI-4050 significantly reduced the amount of tissue scarring observed in the lungs of non-treated animals. In this model, the combination of PBI-4050 and nintedanib did not provide a synergistic superior outcome, in contrast to the previously reported synergistic and positive effect on reduction of fibrotic markers seen with the combination of PBI-4050 and pirfenidone.

June. The Corporation presented new data at the European Renal Association (ERA) annual meeting in London, UK. The new data confirmed that PBI-4050’s anti-fibrotic effect demonstrated in the kidney in several different animal models has been successfully reproduced in human kidney cell lines during in vitro experiments. The data presented at the ERA annual meeting summarized the effect of PBI-4050 on Normal Human Dermal Fibroblasts (“NHDF”) and Human Epithelial Proximal Tubule Cells (HK-2) (“human kidney cells”) in in vitro experiments designed to simulate fibrosis. PBI-4050 was found to regulate the pro-fibrotic growth factors and the remodeling enzymes in both the NHDF and human kidney cells in the same manner as observed in animals.

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August. The Corporation reported clinical data showing its PBI-4050 to be safe and well tolerated in the first 12 metabolic syndrome with associated type 2 diabetes patients, following review of the safety data by the Data Safety Monitoring Board. Prometic proceeded with the enrollment of an additional 24 patients, as planned in the study protocol design.

October. An orphan drug designation status had been granted to the Corporation by the European Commission for its lead drug candidate, PBI-4050, for the treatment of IPF.

Also in October. The CTA for its anti-fibrotic lead drug candidate PBI-4050 in patients suffering from a condition associated with type 2 diabetes and severe multi-organ fibrosis (Alström Syndrome) was cleared by the Medicines and Healthcare Products Regulatory Agency (“MHRA”) in the UK. This is an open-label, single-arm, phase 2 study initially recruiting 20 patients. Each patient will be evaluated against their respective baseline which is very well documented given the severity of their medical condition. The initial treatment period was 6 months with a possibility to extend the study. The objectives of the study were to evaluate the safety and tolerability of PBI-4050, and the effects of PBI-4050 on key organ function, disease progression and inflammatory/fibrotic markers.

December. The Corporation decided to close patient enrollment in its phase 2 open label study of PBI-4050 in patients suffering from type 2 diabetes and metabolic syndrome and to transition to a pivotal placebo-controlled phase 2 study in patients suffering from type 2 diabetes. The Corporation reported the statistically and clinically significant decrease in HbA1c observed in the first 11 patients enrolled who had completed the 12 week study. Overall the patients experienced improved blood glucose control as measured by HbA1c (average decrease of -0.6% p=0.03), with 10 of the 11 experiencing a decrease in HbA1c. In patients with HbA1c values greater than 7.5% at screening, this decrease in HbA1c exceeded 1%, a performance that compares very favorably to drugs already approved for the treatment of diabetes.

Also in December. The Corporation announced its plans to initiate a double-blind placebo controlled phase 2 clinical trial in patients suffering from cystic fibrosis (CF) and related diabetes and liver steatosis. Cystic fibrosis is a condition which affects approximately 70,000 individuals in North America and compromises their pulmonary, pancreatic and hepatic functions. The Corporation reported in February, 2018 that it had terminated its PBI-4050 CF clinical trial as part of its realignment of clinical development activities.

DESCRIPTION OF THE BUSINESS

GENERAL

Prometic’s operations are divided into three distinct business operating segments: the small-molecule therapeutics segment (the “Small-Molecule Therapeutics Segment”), the plasma-derived therapeutics segment (the “Plasma-Derived Therapeutics Segment”) and the bioseparation technologies segment (the “Bioseparations Segment”).

Our management team is a critical component to the execution of our overall strategy and our business model. We have assembled a team with significant experience in drug discovery and development, drug manufacturing, clinical development, regulatory affairs, business development, marketing and sales. We believe these capabilities will improve the chances of successfully executing according to our strategic plan and lead to the fulfillment of our mission to bringing new therapies to heal those with serious and unmet medical needs such as plasminogen deficiencies and IPF.

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Small Molecules Therapeutics Segment

The Small Molecule Therapeutics Segment is comprised of two operating subsidiaries. The principal subsidiaries, which operated this segment for the financial year ended December 31, 2017 (the “2017 Financial Year”) are:

•	Prometic Pharma SMT Limited (PSMT), based in Cambridge, UK, which operates the Small Molecule Therapeutics Segment for the world (except Canada); and

•	Prometic Biosciences Inc. (PBI), based in Laval, Quebec, Canada, which operates the Small Molecule Therapeutics Segment for Canada and performs research and development activities on behalf of PSMT

Our Strategy

The business model for the Small Molecules Therapeutics Segment is for Prometic to develop promising drug candidates such as PBI-4050 and to independently pursue commercialization activities for rare, niche and/or orphan indications for the North American markets and possibly partner or out-license rights to commercialize same in other territories. The Corporation plans to enter into partnerships for other larger medical indications and/or geographical regions requiring a much more substantial local commercial reach and resources.

It is generally not Prometic’s intention to independently undertake late-stage clinical trials (phase 3) in large indications, such as Chronic Kidney Disease (CKD) or Diabetic Kidney Disease (DKD) without the support of a strategic venture or big pharma partner.

The Corporation intends to:

•	Develop, obtain regulatory approval and, if approved, commercialize PBI-4050 for the treatment of IPF.

•

Develop, obtain regulatory approval and, if approved, commercialize, directly or in partnership, PBI-4050 for the treatment of AS, and if approved, use the evidence of clinical activity in AS patients to expand the use of PBI-4050 and/or its follow-on analogues to treat other large unmet fibrotic diseases such as cardiac pulmonary or kidney fibrosis, NASH or other types of liver fibrosis pulmonary hypertension scleroderma.

Update on August 2017 licensing and partnership transaction; granting Chinese rights to certain Prometic small molecule drug candidates to SRAM

In August 2017, the Corporation entered into a licensing agreement and partnership agreement with Jiangsu Rongyu Pharmaceuticals Co, LTD and Nanjing Rongyu Biothech Co., LTD, affiliates of Shenzhen Royal Asset Management Co., LTD (collectively, “SRAM”), regarding the licensing of the Chinese rights to its small molecules PBI-4050, PBI-4547 and PBI-4425. Having not remitted the funds associated with the license fee and initial milestone payment within the specified payment terms, SRAM was consequently in breach of the license agreement. As a result, Prometic was in a position to exercise its contractual rights and opted to terminate the licensing agreement in March 2018, thereby resulting in the return of all the rights previously conferred under the licensing agreement back to Prometic and making them available to be part of any subsequent licensing transaction. Prometic also notified SRAM of the termination of the partnership agreement.

Moreover, in October 2017, the Chinese government disclosed a series of regulatory measures favourable to foreign companies seeking to commercialize therapeutics in China. These reflect the Chinese government’s aim to change China from a “Me too” to a “Me first” philosophy of drug development and has now turned China into a “strategic” and “vital” market for pharmaceutical companies. Such measures

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include changes in the regulatory system allowing the use of clinical data generated outside of China, a faster review process, as well as lower taxes on selected drugs. The mounting strategic interest of the Chinese market expressed by several global pharma companies with whom Prometic is having discussions, and the fact that Prometic believes that it would be in a position to potentially advance IPF in China independently, has contributed to Prometic’s decision to exercise its right to terminate the agreements with SRAM. Prometic believes that termination of the SRAM partnership and holding 100% of the rights for PBI-4050 and analogues for all indications in China keeps all of Prometic’s strategic options open in order to maximise the value of its assets in this very important market.

Pipeline Overview

Fibrosis and Mechanism of Action

The Small Molecule Therapeutics Segment is a small-molecule drug development business, with a pipeline of product candidates leveraging the discovery of two receptors involved in the regulation of the healing process. Following an injury, the body has the ability to heal and regenerate damaged tissues. If an injury is overwhelming or chronic in nature, the tissue regeneration process will be taken over by the fibrotic process or fibrosis. Fibrosis is characterized by the excessive accumulation of extracellular matrix (ECM) in damaged or inflamed tissues and is the common pathological outcome of many inflammatory and metabolic diseases. Numerous clinical conditions can lead to organ fibrosis and functional failure; in many disorders, acute or persistent inflammation is crucial to trigger the fibrotic response. The production of various profibrotic cytokines and growth factors by innate inflammatory cells results in the recruitment and activation of ECM producing myofibroblasts. There is currently a significant unmet need for therapies that could effectively target pathophysiological pathways involved in fibrosis. Notable examples of medical conditions where fibrosis is at the core of organs losing functionality include: IPF, Chronic Kidney Disease (CKD), NASH and AS.

Prometic has observed that the “up-regulation” of receptor GPR40 concomitant to the “down-regulation” of receptor GPR84 promotes the normal healing process as opposed to promoting the fibrotic process. Prometic’s drug candidates are agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. A manuscript regarding these two receptors was published on February 16, 2018 in the American Journal of Pathology, the official journal of the American Society of Investigational Pathology. The paper entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” documents the discovery of an antifibrotic pathway involving these two receptors and the activity of our lead drug candidate PBI-4050. Said publication examines PBI-4050’s ligand affinity in vitro and in vivo for the fatty acid receptors, GPR40 and GPR84. GPR40 and GPR84 are known to be involved in diverse physiological processes related to metabolic regulation and to inflammation, but the fundamental importance of these receptors in the fibrosis pathways had not been recognized until now. In this study, the authors uncovered a novel antifibrotic pathway involving these receptors, showing that GPR40 is protective and GPR84 is deleterious in fibrotic diseases. Importantly, this study also shows that PBI-4050 acts as an agonist of GPR40 and an antagonist of GPR84. Through its binding to these receptors, PBI-4050 can attenuate fibrosis in many injury contexts, as evidenced by the global antifibrotic activity observed in the kidney, liver, heart, lung, pancreas, or skin.

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The activity of drug candidates such as PBI-4050 has been observed in over 30 different preclinical models by the Corporation and by other universities or institutions in collaboration with the Corporation, such as Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute. PBI-4050 was also investigated in three separate phase 2 clinical trials, which support the translation of these preclinical results into humans and help pave the way for the initiation of a pivotal phase 3 clinical trial for IPF in the USA. While the Small Molecule Therapeutics Segment has several promising drug candidates, management has thus far focused its efforts on its anti-fibrotic lead drug candidate PBI-4050. With observed signs of clinical activity and a favorable tolerability profile in hundreds of human subjects, Prometic is advancing follow-on analogues of PBI-4050 into clinical development. PBI-4547 and PBI-4425 are amongst such drug candidates earmarked by Prometic to commence phase 1 clinical programs in 2018.

PBI-4050, Prometic’s Lead Compound and Clinical Programs

PBI-4050 is currently the lead clinical compound targeting indications including IPF and AS. PBI-4050 has been granted Orphan Drug Designation by the FDA and the EMA for the treatment of AS as well as for the treatment of IPF. PBI-4050 has also been granted the PIM (Promising Innovative Medicine) designation by the MHRA for the treatment of IPF and AS.

Summary Results of PBI-4050 Results in Three Completed Phase 2 Clinical Studies

Type 2 Diabetes with Metabolic Syndrome (T2DMS)

Some preclinical models used to demonstrate the pharmacological activity of PBI-4050 involve animals who have diabetes, obesity and hypertension, all of which lead to an accelerated rate of fibrosis in the liver, kidney and pancreas and premature deaths. Mouse models studies such as the db/db eNOS-/- mouse model performed at the Vanderbilt University and db/db uni-nephrectomized mouse model performed at Prometic helped support the combined effect of PBI-4050 in reducing fibrosis and macrophages infiltration in fat tissue, in the pancreas, the kidney and in the liver and not only improved the status of these organs and the survival of the animals compared to control, but also significantly improved blood glucose. Given that the demonstration of fibrosis reduction in humans requires trials with long term exposure, the Corporation initiated a first phase 2 trial in patients who present symptoms like the ones described in the db/db eNOS-/- mouse model: Type 2 diabetes with metabolic syndrome (T2DMS). While this is not a medical indication the Corporation necessarily seeks to ultimately target commercially, the purpose of this study was to quickly ascertain whether the pharmacological activity observed in preclinical animal models translated to humans. Particular attention was placed on the blood sugar levels given that this effect should be measurable in a manner of 8 to 12 weeks.

Metabolic syndrome is a major risk factor for cardiovascular disease and for type 2 diabetes and consists of the constellation of central (truncal) obesity, high blood triglycerides, low HDL (“good”) cholesterol, elevated blood pressure, and elevated blood glucose. Obesity is believed to cause a chronic inflammatory state, which leads to insulin resistance and so may in turn result in cardiovascular disease and/or type 2 diabetes. Given the global epidemic of obesity, both in the developed and developing world, metabolic syndrome and its consequences present a serious public health problem. The International Diabetes Federation estimates that in 2015, there were 415 million adult diabetics worldwide, and expects that number to increase to 629 million by the year 20451. The Centers for Disease Control estimates that 1 out of 3 children born in the USA during the year 2000 will develop diabetes during their lifetime2.

[1]	International Diabetes Federation. IDF Diabetes Atlas, 8th edn. Brussels, Belgium, International Diabetes Federation, 2017.
[2]	Narayan, KM Venkat, et al. “Lifetime risk for diabetes mellitus in the United States.” Jama 290.14 (2003): 1884-1890.

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This study met its primary and secondary endpoints. In addition to safety and tolerability, the study evaluated the effect of PBI-4050 on metabolic syndrome parameters and on pro-inflammatory/fibrotic and diabetic biomarkers in blood and urine. In this open label Phase 2 clinical trial, PBI-4050 (800 mg) was administered once daily to 24 patients already being treated with “standard of care” drug regimens for a period of 12 weeks. Twelve of these patients were enrolled in an additional 12 weeks extension throughout which the clinical activity and tolerability observed at 12 weeks was also maintained at 24 weeks with no serious drug-related adverse events observed.

The pharmacological activity of PBI-4050 was supported by the clinically significant reduction in HbA1c observed between screening and Week 12. For instance, the 15 patients with a screening (HbA1c) ≥ 7.5 experienced a clinically significant mean decrease of – 0.75% (p = 0.0004) while the 9 patients with a screening HbA1c ≥ 8.0% experienced a mean decrease of – 0.9% (p = 0.007). The 12 patients who participated in the study’s 12-week extension had a mean HbA1c of 7.7 at screening and experienced a reduction of – 0.8% at week 24.

The above table shows that the previously mentioned observed improvement in HbA1c was accompanied by a decrease in fasting insulin and C-peptide levels (-19% (p=0.017( and -11% (p=0.028)), respectively, and an increase in adiponectin (+18% (p=0.021)), indicating that the improvement in HbA1c may be, at least in part, explained by a reduction in insulin resistance. This conclusion is further supported by the fact that the patients with the greatest reductions in their HbA1c values had the highest increase in adiponectin levels; higher plasma adiponectin levels are known to protect diabetic patients from vascular complications and to improve their insulin sensitivity.

The study also showed (as also depicted in the table above) that several biomarkers measured in blood or urine of patients (and associated with a high incidence of cardiovascular complications and kidney injury when elevated in metabolic syndrome) were significantly reduced by PBI-4050 after 24 weeks of PBI-4050 treatment.

Alström Syndrome (AS)

Alström Syndrome is chronically debilitating due to permanent blindness, deafness, type 2 diabetes and also life-threatening due to progressive organ failure. To date, no satisfactory method of treatment has been approved in the USA for patients affected by AS. Prometic is currently investigating the effects of PBI-4050 on multiple organs in AS patients in an ongoing, open label, phase 2, clinical study in the UK with plans to expand the clinical program, both in the USA and elsewhere in Europe, once a regulatory pathway has been defined with the FDA and the European Medicines Agency, respectively.

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AS is a rare inherited autosomal recessive syndrome characterized by the onset of obesity in childhood or adolescence, type 2 diabetes with severe insulin resistance, dyslipidemia, hypertension and severe multi-organ fibrosis, involving the liver, kidney and heart. AS is also characterized by a progressive loss of vision and hearing, a form of heart disease that enlarges and weakens the heart muscle (dilated cardiomyopathy), and short stature. This AS disorder can also cause serious or life-threatening medical problems involving the liver, kidneys, bladder, and lungs.

As shown in the figure below, the progression of liver fibrosis is much more aggressive in patients with AS than in “typical” metabolic syndrome patients. Non-alcoholic fatty liver disease (“NAFLD”) is the manifestation of metabolic syndrome in the liver. Due to the worldwide obesity epidemic, NAFLD now affects 20–30% of the general population and thus has become by far the most common cause of chronic liver disease.

The on-going AS study is an open-label, single-arm, phase 2 clinical trial in which the patients are treated with PBI-4050 (800 mg) once daily. Each patient is evaluated against their respective baseline and against their respective historical disease progression trend whenever available, given the severity of their medical conditions. The clinical study has now enrolled 12 patients. Given the evidence of clinical benefit and continuing tolerability, the Data Safety Monitoring Board (DSMB) and Medicines and Healthcare products Regulatory Agency (MHRA) have allowed for two successive extensions of the duration of treatment. The duration of treatment has been extended from the original 24 weeks for an additional 36 weeks, and then once more for a further 12 weeks (total of 72 weeks).

In addition to safety and tolerability primary endpoints, key secondary endpoints in this study include the assessment of the effect of PBI-4050 on liver stiffness using transient elastography (FibroScan®) as well as on the fat content and fibrosis burden in the liver using MRI. In addition, the effect of PBI-4050 on glucose, insulin, and lipid dynamics using the hyperinsulinemic-euglycemic clamp test, the histological appearances seen in fat biopsies as well as the effect on additional pro-inflammatory and inflammatory, fibrotic, diabetic, and obesity biomarkers in blood and urine are also evaluated. The Corporation is pursuing the collection of the results up to 10 years historical patient records documenting the disease course, including MRIs of the heart and FibroScan® results of the liver.

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To date, the 12 patients have all received at least 24 weeks of treatment and 10 patients have received ≥ 36 weeks, of which 3 patients have received PBI-4050 for more than 72 weeks. PBI-4050’s has been reported to be well tolerated over this extended period. A brief summary of the most significant findings is presented below.

Fibroscan results from the 10 subjects who received at least 36 weeks of treatment showed a statistically significant improvement in the measure of liver stiffness, from a mean of 10.2 kPa at baseline to a mean of 8.1 kPa at last measurement, an absolute decrease of 2 kPa (p = 0.0219, 95% CI -3.52, -0.46) (Figures 2 & 3). Fibroscan is a non-invasive technique for clinical assessment of liver fibrosis with a high degree of accuracy and reproducibility, especially in patients with established fibrosis (≥ F2) (Cassinotto 2016).

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A reduction of liver fibrosis was observed in AS patients evidenced by a FibroScan® score that was reduced or stabilized in 9 out of 10 patients treated for 36 weeks or more.

FibroScan® measurements for all patients were carried out by a single operator. To increase test reliability, a minimum of 10 valid readings were taken per patient, with a required success rate of at least 60% and an interquartile range of <=30% of the median value.

Liver MRI data also indicated mean reduction of -11% in the T1-corrected score between baseline and last available measurement (p = 0.0195), which supports an improvement of liver fibrosis.

Positive effects on other parameters on the liver have also been observed, namely, treatment with PBI-4050 being associated a mean hepatic insulin resistance reduction as measured by the endogenous glucose production (EGP; mg/kg/min) and mean hepatic insulin index (EGP × fasting insulin.

A key metabolic effect of insulin is to suppress endogenous glucose production (“EGP”) by the liver. Failure of this action is a major contributor to fasting hyperglycemia. EGP is an indicator of hepatic insulin resistance), and data will be presented at the International Liver Conference in April 2018.

In addition to the preliminary evidence of clinical activity observed on liver fibrosis presented above, analysis of the interim cardiac MRI data indicates a reduction of cardiac fibrosis in each patient after initiation of treatment with PBI-4050 (p<0.001). Figure 1 below illustrates the progression of cardiac fibrosis expressed as a percent increase of the MRI score for each patient for whom three years or more of fibrosis data were available, and the reversal of said progression when patients were treated with PBI-4050. The length of the red dashed lines corresponds to the durationof fibrosis data and the length of the green dashed lines to the duration of PBI-4050 treatment for each patient.

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We also observed a significant reduction of key urine biomarkers of ongoing kidney injury in the 12 patients for whom Week 24 results are available, as shown in the table below.

Given the encouraging clinical results in the AS patients observed to date, the Corporation plans to meet with the FDA and EMA to discuss the possible regulatory path forward for such indication, and, if feedback is favorable, anticipates expanding its clinical program in AS patients in 2018 to include more specialized centers in the USA and in Europe.

Idiopathic pulmonary fibrosis (IPF)

Idiopathic pulmonary fibrosis (IPF) is a chronic, devastating, and ultimately fatal disease characterized by a progressive decline in lung function. It is a specific type of interstitial lung disease in which the small air sacs of the lung, the “alveoli,” gradually become replaced by fibrotic (scar) tissue and is the cause of worsening dyspnea (shortness of breath). IPF is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown. IPF usually occurs in adult individuals of between 50 and 70 years of age, particularly those with a history of cigarette smoking, and affects men more often than women. IPF affects about 130,000 people in the United States, with about 48,000 new cases diagnosed annually. Approximately 40,000 people with IPF die each year, a similar number of deaths to those due to breast cancer. The 5-year mortality rate for patients with IPF is estimated to range from 50% to 70% of those affected3.

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In preclinical models designed to emulate lung fibrosis in humans, PBI-4050 was observed to have significant anti-fibrotic activity. IPF is a very large orphan indication which remains an unmet medical need. While two drugs, nintedanib (OFEV®—Boehringer-Ingelheim) and pirfenidone (Esbriet®—Roche), have been approved for the treatment of IPF, neither drugs have succeeded in stabilizing the patients’ lung function. In addition, these two drugs are known to induce side effects which have limited the use in significant proportion of IPF patients.

In addition exploring the safety and tolerability of that PBI-4050 (800 mg) administered once daily in patients suffering from IPF, the objective of this study was to provide early evidence of clinical benefits of PBI-4050 treatment whether used alone or in addition to either of the current standard of care drugs, nintedanib or pirfenidone. Forty (40) patients were enrolled in the study in six (6) sites across Canada. The baseline characteristics of the patients enrolled in this study were similar to those enrolled in prior IPF randomized controlled studies conducted by other pharmaceutical companies, namely ASCEND and INPULSIS.

Of a total of 40 patients enrolled in the study, 9 patients received PBI-4050 alone, 16 received PBI- 4050 and nintedanib and 15 received PBI-4050 and pirfenidone.

The results of the study showed that the mean change from baseline to Week 12 for Forced Vital Capacity (“FVC”), the total amount of air exhaled during a forced breath, was either positive (+1.9 mL) or nearly unchanged (-12.2 mL) for PBI-4050 + nintedanib and PBI-4050 alone, respectively, but was reduced (-102.0 mL) for PBI-4050 + pirfenidone. PBI-4050 pharmacokinetics were reduced for PBI-4050/pirfenidone, suggesting a possible drug-drug interaction. PBI-4050’s concentration in plasma was found to be sub-therapeutic at 50% of the expected level in patients that received the PBI-4050 and pirfenidone combination. See figure below.

There were no serious adverse events requiring PBI-4050’s discontinuation. The most frequent adverse event seen in all groups was diarrhea, but this was reported to be less significant in the patients treated with PBI-4050 alone than in the groups receiving either of the currently approved drugs for the treatment of IPF. This study has provided data to support the tolerability of PBI-4050 in IPF patients receiving currently standard of care.

[3]	Olson, Amy L., and Jeffrey J. Swigris. “Idiopathic pulmonary fibrosis: diagnosis and epidemiology” Clinics in chest medicine 33.1 (2012): 41-50.

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Prometic received IND approval from the FDA to commence its PBI-4050 pivotal phase 3 clinical trial in patients suffering from IPF.

Based on feedback from the FDA, Prometic now will undertake an “all comers study”. The enrollment criteria will be greatly simplified so that the study will enroll patients with mild-to-moderate IPF, regardless of whether they are on background standard of care with nintedanib (OFEV®) or not. Therefore, the study will provide efficacy data on both PBI-4050 as a stand-alone agent, and as an add-on to nintedanib, and will be part of the dataset to support a simple, all-inclusive indication “for the treatment of IPF”. Patients will be randomized to receive placebo, or one of two doses of PBI-4050 (800 mg or 1,200 mg) for a total of 52 weeks. An interim analysis will be conducted at 26 weeks. The primary endpoint is the annual rate of decline in forced vital capacity (FVC), the total amount of air exhaled during a forced breath, (expressed in mL) and measured over 52 weeks (mL/year). Patients taking pirfenidone will be excluded because of a known drug-drug interaction between pirfenidone and PBI-4050. See figure below.

The Corporation expects to initiate this placebo controlled, pivotal phase 3 IPF clinical trial in 2018.

There are several other clinical indications with unmet medical needs that the Corporation is considering pursuing. For instance, the clinical activity observed in the heart of AS patients bodes well for clinical program targeting various cardiomyopathies. Similarly, clinical activity observed on kidney and the liver of T2DMS and AS patients supports the potential expansion of the clinical program in NASH or CKD. Such programs may be pursued with PBI-4050 and/or with follow-on analogues such as PBI-4547 and PBI-4425. These two drug candidates are amongst several analogues that have demonstrated similar or superior performance to PBI-4050 in preclinical models. This portfolio of follow-on analogues provides Prometic with the opportunity to specifically target specific indications with these two drug candidates and expand commercial and partnering opportunities. The manufacturing processes for both PBI-4547 and PBI-4425 have been scaled up to enable the commencement of their respective clinical programs in 2018.

The Corporation intends to fund the development program for the above-mentioned compounds through a combination of funds generated by the bioseparations division as well as plasma-derived therapeutics business segments; funding achieved through strategic partnering with other pharmaceutical companies; and funding through financial partnerships or equity or debt funding initiatives.

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Prometic is working towards the development of its the Small Molecule Therapeutics segment with a pipeline of compounds in diverse medical indications, as summarized in the table below:

Prometic Compounds	Indications
PBI-4050	• Idiopathic pulmonary fibrosis (IPF) • Alström Syndrome

PBI-4050	• Other fibrosis-related diseases & rare diseases

PBI-4547	• NASH or other liver fibrosis-related diseases

PBI-4425	• Scleroderma or other fibrosis-related diseases

Revenues

There was no significant revenue derived from the Corporation’s Small Molecule Therapeutics Segment in the 2016 Financial Year. For financial year ended December 31, 2017 (the “2017 Financial Year”) the revenue is indicated in the table below:

Small Molecule Therapeutics Segment Revenues
Financial Year	2017 Financial Year	2016 Financial Year
Milestone and Licensing revenues	$19,724	$0

Plasma-Derived Protein Therapeutics

The Plasma-derived Therapeutics Segment is comprised of different operating subsidiaries. The principal subsidiaries are:

•	Prometic Bioproduction Inc., based in Laval, Quebec, Canada;

•	Prometic Biotherapeutics Inc., based in Rockville, Maryland, USA;

•	Prometic Biotherapeutics Ltd., based Cambridge, UK;

•	NantPro BioSciences LLC, based in Delaware, USA; and

•	Prometic Plasma Resources Inc., based in Winnipeg, Manitoba, Canada.

Our strategy

The Plasma-derived Therapeutics Segment includes our plasma-derived therapeutics platform, which enables the development of our pipeline of biopharmaceutical candidates. This is achieved by leveraging our proprietary affinity technology, which enables a highly-efficient extraction and purification process of therapeutic proteins from human plasma. The Corporation’s primary focus is to develop plasma-derived therapeutics targeting unmet medical conditions and rare diseases in both established and emerging markets.

The Corporation intends to:

•	Develop and obtain regulatory approval and successfully commercialize RyplazimTM (plasminogen) in North America independently for the treatment of congenital plasminogen deficiency, if approved.

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•

Develop and obtain regulatory approval and, if approved, commercialize RylazimTM (plasminogen) for the treatment of other indications where the acute plasminogen deficiency is known to be the source of medical complications (e.g. thrombosis, ALI/ARDS, IPF).

•	Develop and obtain regulatory approval and commercialize Plasminogen (sub-cutaneous) for hard-to-treat wounds such as DFU and TMP.

•	Advance our other plasma-derived drug candidates (e.g. IVIG) through clinical development and leverage our plasma purification platform to discover and develop new drug candidates (e.g. IAIP).

•	Build a leading, fully integrated, commercialization organization with a specialized MSL and sales force and focused team.

•	Invest in our plasma protein manufacturing and raw material sourcing capabilities.

•	Create value through strategic collaborations and indication and/or geographic specific commercial agreements.

Pipeline Overview

Lead Drug Product Candidate—Plasminogen

Ryplazim™ (plasminogen) is the first biopharmaceutical expected to be launched commercially by the Corporation pending the review and approval of the BLA (Biologic License Application) submitted to the FDA for the treatment of congenital plasminogen deficiency.

Congenital Plasminogen Deficiency: Patients with congenital plasminogen deficiency experience an accumulation of fibrin growths or lesions on mucosal surfaces throughout the body. Many cases are first diagnosed in the pediatric population, and if left untreated, disease manifestations may be organ-compromising. We determined that there are over 2,000 patients in the U.S. affected by congenital plasminogen deficiency. Congenital plasminogen deficiency would require therapy for life to avoid recurrence of lesions.

In a phase 3 clinical trial for the treatment of congenital plasminogen deficiency, Ryplazim™ (plasminogen) administered intravenously met its primary and secondary endpoints. In addition to being reported to be well tolerated and without any reported drug related serious adverse events, we observed that our Ryplazim™ (plasminogen) treatment achieved a 100% success rate of its primary endpoint, namely, a targeted increase in the blood plasma concentration level of plasminogen as a surrogate target. Moreover, we observed that all patients who had active visible lesions when enrolled in the trial had complete healing of their lesions within weeks of treatment, a 100% patient response rate for this secondary endpoint.

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We disclosed new long term clinical data in July 2017 regarding the additional 36 weeks treatment period from its pivotal phase 2/3 trial of RyplazimTM (plasminogen). The new data demonstrated that patients treated with plasminogen did not experience recurrence of lesions for a total of 48 weeks. As of March 2018, over 3,200 Ryplazim™ (plasminogen) infusions have been performed with no reported or tolerability issues related to this longer-term dosing and no reported recurrence of lesions.

Ryplazim™ (plasminogen) for the treatment of congenital plasminogen deficiency has been granted rare pediatric designation by the FDA which may make it eligible to receive a Priority Review Voucher (PRV) upon regulatory approval by the FDA. Ryplazim™ (plasminogen) has also been granted Fast Track status by the FDA and has been granted Orphan Drug designation by both the FDA and the EMA.

Update on the status of the FDA’s review of Prometic’s BLA for Ryplazim™ (plasminogen) and PDUFA action date

The current BLA filing includes the clinical data on 10 patients with 12 weeks of data for an accelerated regulatory pathway. Since filing the current BLA, Prometic has accumulated additional clinical data encompassing more than 3,200 infusions of RyplazimTM (plasminogen) over treatment periods exceeding 48 weeks during which similar clinical activity and tolerability profiles, as previously reported, were observed. The original guidance from the FDA was for Prometic to submit such long-term clinical data in a supplemental BLA in order to secure full licensure in 2019. Full licensure would provide for the long-term efficacy and safety data to be included in the prescribing information of RyplazimTM (plasminogen) which would further support Prometic’s claims of the strong health economics benefit associated with the use of RyplazimTM (plasminogen).

The FDA’s review of the BLA raised no issues regarding the clinical data for the accelerated approval. The FDA has, however, identified the need for Prometic to make a number of changes in the Chemistry, Manufacturing and Controls (CMC) section of its BLA. These changes require the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of RyplazimTM (plasminogen). While Prometic is expecting to complete said implementation and validation in April 2018, it will be necessary to manufacture additional RyplazimTM (plasminogen) lots to support the implementation and validation of these process changes.

Prometic expects to complete the manufacturing of the additional validation lots in the summer of 2018 and anticipates being able to provide the FDA with such new CMC data for its review in the fourth quarter of 2018, which is beyond the Prescription Drug User Fee Act (PDUFA) date of April 14, 2018. The FDA requested that such CMC data be submitted as an amendment to the current BLA and has invited Prometic to also submit the long-term (48-week) clinical data at the same time instead of through the originally agreed upon supplemental BLA process. This will allow the FDA to consider granting full-licensure under the current BLA. If granted, this is expected to allow a faster sales ramp-up from launch than could have been achieved had provisional licensure been obtained by the current PDUFA date. The Company continues to interact with the FDA and will provide a further update when it is in a position to disclose a new PDUFA date.

The FDA indicated that the submission of the new CMC data will not impact the previously granted designations, including the Priority Review Status, the Orphan Drug Designation and the Rare Pediatric Disease Designation for RyplazimTM (plasminogen) for the treatment of congenital plasminogen deficiency.

In anticipation of the commercial launch of Ryplazim™ (plasminogen) in the USA and Canada, if approved, the Corporation has started to build out its commercial foot print with the hiring of seasoned medical science liaisons (MSLs) and a salesforce. In addition to providing a full “concierge” service for congenital plasminogen deficient patients requiring lifetime home infusion of Ryplazim™ (plasminogen), if and when granted marketing approval, the Corporation will also focus on sales thereof to tier-1 hospitals across the USA and Canada. This represents an estimated 120 hospitals with over 500 beds, intensive care units and trauma care units which deal with the majority of severely compromised patients with congenital plasminogen deficiency.

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Ryplazim™ (plasminogen) in critical care indications associated with acquired plasminogen deficiencies

The Corporation plans to initiate a series of additional clinical programs to assess the potential of Ryplazim’s™ (plasminogen) to address unmet medical needs and fatalities associated with “acquired plasminogen deficiencies”. Such acquired plasminogen deficiencies occur in some medical conditions such as ARDS or in diabetic patients with uncontrolled and elevated blood glucose. ARDS affects 190,000 Americans every year with a 30%-40% annual mortality rate, and it is documented in literature that one of the complications in these patients is the accumulation of fibrin / fibrous material in the lungs4. Preclinical models have demonstrated that treatment with plasminogen helps overcome the accumulation of fibrin.

In an animal model that emulates pulmonary fibrosis in humans, we observed that Prometic’s Ryplazim™ (plasminogen) performed favorably compared to recently approved IPF drugs to treat this condition (see the figure below). Ryplazim™ (plasminogen) was associated with significantly reduced tissue scarring (% collagen) in the lungs, indicating the potential for providing clinically significant improvement and stabilization in lung function.

The fibrinolytic systems play a central role in wound healing and tissue repair, a process believed to be abnormal within the IPF affected lung. Animal models of pulmonary fibrosis have demonstrated an imbalance between thrombosis and fibrinolysis within the alveolar compartment, a finding that is also observed in IPF patients. Prometic plans to evaluate whether Ryplazim™ (plasminogen) can help lung function of IPF patients during acute exacerbation episodes which would be both complementary to anti-fibrotic chronic therapy and addressing an unmet medical need in the IPF patient population.

We observed that Ryplazim™ (plasminogen) performed equally well in another preclinical model where an acute lung injury was induced by the administration of L-Arginine. As shown below, the treatment group was observed to have lung histology scores at the same level as the control group, which did not have lung injury.

[4]	Gordon D., et al. “Incidence and outcomes of acute lung injury.” New England Journal of Medicine 353.16 (2005): 1685-1693.

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The Corporation plans to initiate clinical programs in North America for the potential use of Ryplazim™ (plasminogen) for the treatment of acute exacerbations in patients with ARDS or IPF. Ryplazim™ (plasminogen) was granted Orphan Drug and Fast Track Designations by the FDA for the treatment of IPF.

The Corporation is initiating clinical trials to evaluate Plasminogen (sub-cutaneous) administration near topical wounds to determine its safety and ability to facilitate the complete healing of otherwise hard-to-treat wounds. Wounds are known to be difficult to heal in certain diabetic patients, and elevated blood sugar level has been shown to greatly reduce the activity of plasminogen. Clinical trials in patients with diabetic foot ulcers (DFUs) and in patients with tympanic membrane perforations (TMPs) are initiating in Sweden. We received in the fourth quarter of 2017 from the Swedish Medical Products Agency (MPA) two CTA approvals to commence the following two trials:

•	a Phase 1b/2 clinical trial of its Plasminogen (sub-cutaneous) therapy in patients suffering from DFUs; and

•	a Phase 1b/2 clinical trial of its Plasminogen (sub-cutaneous) therapy in patients suffering from chronic TMPs.

Plasminogen (sub-cutaneous) – DFUs: Diabetic foot ulcer is a major complication of diabetes mellitus, and probably the major component of the diabetic foot. Wound healing is an innate mechanism of action that works reliably most of the time. A key feature of wound healing is stepwise repair of lost extracellular matrix (ECM) that forms the largest component of the dermal skin layer. But in some cases, certain disorders or physiological insult disturbs the wound healing process. Diabetes mellitus is one such metabolic disorder that impedes the normal steps of the wound healing process. Many studies show a prolonged inflammatory phase in diabetic wounds, which causes a delay in the formation of mature granulation tissue and a parallel reduction in wound tensile strength.

The Phase 1b/2 DFU clinical trial is a prospective, dose escalation study of the safety, feasibility and initial efficacy of subcutaneous plasminogen for the treatment of DFU in 20 adult subjects. The study will be conducted in one study center in Sweden, under the supervision of Dr. Jan Apelqvist, an expert in the field of diabetic foot ulcers and hard to treat wounds from the Department of Endocrinology, Division of Clinical Sciences at Skane University Hospital in Malmö, Sweden.

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Plasminogen (sub-cutaneous) – TMPs: A tympanic membrane perforation is essentially a hole in the eardrum, which can result from ear infections, injury, and previous surgery such as ventilation tube placement. In addition to hearing loss, eardrum perforations can result in ear infection and drainage.

The chronic TMP clinical trial is a dose escalation, randomized, placebo-controlled study designed to investigate the safety, feasibility and initial efficacy of local injections of a novel and proprietary plasminogen formulation for the treatment of chronic tympanic membrane perforation. Up to 33 adult patients are expected to be enrolled. The study will be conducted at a single center in Sweden, under the supervision of Dr. Cecilia Engmér Berglin, MD, PhD from the Department of Otorhinolaryngology at Karolinska University Hospital in Stockholm, Sweden. The Karolinska University Hospital is one of the largest ear/nose/throat center in the world.

IVIG for the treatment of Primary Immunodeficiencies Disorder (PIDD). IVIG is the second biopharmaceutical arising from the plasma-derived therapeutics platform that is expected to be launched commercially, if approved. Currently being studied in a non-inferiority pivotal phase 3 open label, single arm, two-cohort multicenter clinical trial that is investigating the safety, tolerability, efficacy and pharmacokinetics of our plasma purified IVIG in a total of 75 patients suffering from PIDD, including 50 adults (cohort 1) and 25 children (cohort 2). The ongoing non-inferiority phase 3 clinical trial for IVIG in adults is expected to be completed in the first quarter of 2018 followed by the pediatric cohort completion in the first quarter 2019.

Primary immunodeficiencies are disorders in which part of the body’s immune system is missing or does not function normally. To be considered a primary immunodeficiency, the cause of the immune deficiency must not be secondary in nature (i.e., caused by other disease, drug treatment, or environmental exposure to toxins). Most primary immunodeficiencies are genetic disorders; the majority are diagnosed in children under the age of one, although milder forms may not be recognized until adulthood. While there are over 100 recognized PIDDs, most are very rare. About 1 in 500 people in the United States are born with a primary immunodeficiency5. Immune deficiencies can result in persistent or recurring infections, autoinflammatory disorders, tumors, and disorders of various organs. There are currently no cures for these conditions; treatment is palliative and consists of managing infections and boosting the immune system.

The Corporation plans to file a New Drug Submission (NDS) with Health Canada and a BLA with the FDA for IVIG in due course. Once approved for sale, Prometic’s production of IVIG will be paired with the production of plasminogen, thus contributing to a higher revenue per liter of plasma processed.

NantPro, a subsidiary of the Corporation, is the entity responsible for commercializing e IVIG for treatment of primary immunodeficiency diseases in the USA, if approved. These exclusive commercialization rights for IVIG for PIDD in the USA were granted pursuant to a license agreement entered between NantPro and its sister company, PBT, in 2012. PBT has also since then been providing development services for NantPro consisting of pre-clinical and regulatory activities, such as filing of the IND for IVIG for treatment of PIDD as well as preparing for and overseeing the on-going phase 3 clinical trial. NantPro and PBT also entered in an exclusive manufacturing and supply agreement in 2012 whereby NantPro would obtain 100% of its IVIG supply by PBY or an affiliate thereof on its behalf.

Inter Alpha-One Inhibitor proteins (IAIP) for the treatment of Necrotising Enterocolitis in Neonates (NEC): Inter Alpha-One Inhibitor proteins (IAIP) is the third biopharmaceutical arising from the plasma-derived therapeutics platform that is expected to be launched commercially, if approved. It is currently in the pre-clinical development phase and the Corporation’s intent is to file an IND with the FDA in 2019.

Necrotizing enterocolitis (NEC) is a devastating inflammatory bowel condition that affects predominantly premature infants. NEC can ultimately destroy the wall of the bowel (intestine) and lead to perforation of the intestine and spillage of stool into the infant’s abdomen, which can result in an overwhelming infection and death. The cause of NEC is not well understood but appears to involve bacteria, injury to the bowel

[5]	Lim, Megan S., and Kojo SJ Elenitoba-Johnson. “The molecular pathology of primary immunodeficiencies.” The Journal of molecular diagnostics: JMD 6.2 (2004): 59.

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lining, inadequate oxygen supply to the bowel, and an abnormal immune response. Overall, NEC affects an estimated 8,000-12,000 live births each year in the USA. The disease has been reported to affect about 11 percent of very low birthweight infants born before 29 weeks of age. Mortality rates are high and range from about 15% to 30%6.

NEC is the most commonly acquired gastrointestinal disease diagnosed in premature neonates and is one of the leading causes of death in neonatal intensive care units. The economic cost of NEC is high, accounting for approximately 19% of neonatal expenditures and an estimated $5 billion per year for hospitalizations in the United States alone. Even when surgery can be avoided, the average cost of hospitalization has been estimated at around $73,000, with a length of stay exceeding 22 days longer than that for other premature infants. However, if surgical care is required, there is an average additional cost of approximately $186,000, and infants require a length of stay 60 days longer than other premature infants5.

Prometic’s IAIP for the treatment of NEC has been granted rare pediatric designation by the FDA which may make it eligible to receive a Priority Review Voucher (PRV) upon regulatory approval by the FDA. IAIP for the treatment of NEC has also been granted Fast Track status by the FDA and has been granted Orphan Drug designation by the FDA.

Other Plasma-Derived Therapeutics

Prometic has developed processes to recover and purify several other proteins from plasma including fibrinogen, Alpha1 antitrypsin, albumin and C1 esterase Inhibitors. We expect that several of these proteins and others for which their respective bioseparation process are under development, will eventually be advanced for clinical development. The Corporation has however elected to prioritize the advancement of multiple indications for its first anticipated plasma-derived product, Ryplazim™ (plasminogen) and its Plasminogen (sub-cutaneous) as a means to accelerate revenue growth generated by the anticipated commercial launch of Ryplazim™ (plasminogen) and IVIG, if these products receive their respective regulatory approvals.

Plasma Collection and Processing

PBP operates in Laval, Quebec—Prometic’s plasma processing facility where we transfer the plasma protein purification methods developed at our Rockville, Maryland laboratories to a commercial-scale production facility and manufacture plasma-derived therapeutics to be used in our current and future clinical trials as well as for some commercial product sales, if the product is approved. The Laval facility also serves as a blueprint for the plasma manufacturing operations at our partner’s, Emergent BioSolutions (“Emergent”), facility in Winnipeg, Canada and for potential future plants, as well as a technological showroom and training center.

With Ryplazim™ (plasminogen) and IVIG both slated for production at our Laval facility and at the Emergent plasma purification plant in Winnipeg, and with several other plasma derived therapeutics earmarked for further development, we are continuing to evaluate our options to render our product development activities more efficient. Accordingly, Prometic is continuing to refine its plan concerning Telesta’s manufacturing facilities in Belleville, Ontario and Montreal, Quebec with respect to their possible integration and use in plasma-derived therapeutics business.

We continue to evaluate our production needs and plans to be able to supply the eventual market demand as well as the demand for clinical product. To support the commercial product launches and the advancement of additional therapeutics, we intend to use the Pointe-Claire and Belleville plants, acquired in the Telesta acquisition. As the Laval and CMO facilities are now dedicated to the production of plasminogen and IVIG, the Labrosse facility will be used to assist the scale up of the manufacturing process before moving to a cGMP production facility. The Belleville facility is expected to eventually manufacture therapeutics by complementing Laval and Winnipeg facilities.

[6]	Gephart, Ms Sheila M., et al. “Necrotizing enterocolitis risk: state of the science.” Advances in Neonatal Care 12.2 (2012): 77.

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Prometic’s plasma collection center is an FDA and Health Canada licensed, EMA compliant and International Quality Plasma Program (IQPP) certified plasma collection facility conveniently located in close proximity to the existing Emergent Winnipeg based cGMP manufacturing facility. It allows for strategic sourcing of raw material for PPPSTM platform. It also allows PPR to use it as a blueprint to expand collection centers in Canada and in the USA. It allows for sale of specialty plasma and blood products (i.e.red blood cells). PPR is the entity responsible for securing Prometic’s plasma requirements necessary to extract the valuable proteins, which are currently under development, in clinical trials and in pre-commercialization phases. The plasma securing strategy is key to ensuring a steady reliable flow of raw material to be processed via Prometic’s PPPSTM purification technology. In 2017, PPR has continued to focus on expanding its plasma donor base.

Revenues

Plasma-Derived Protein Therapeutics Segment Revenues
Financial Year	2017 Financial Year	2016 Financial Year
Revenue from the sales of goods	$1,469	$1,504
Revenue from the rendering of services	$120	$1,034
Rental revenue	$901	—

Bioseparations Segment

Biopharmaceutical products encompass a wide range of biologically derived materials including recombinant proteins and plasma derived proteins. Recombinant proteins, unlike their human plasma counterparts, are produced in non-human hosts and undergo intensive purification to remove host cell-derived impurities. The biopharmaceuticals market is now more than $200 bn (USD) and forecasted to exceed $300 bn (USD) by 20197. Monoclonal antibodies (MAbs) are the largest class of recombinant by value and represent approximately 60% of the total biopharmaceuticals market.Other proteins in the recombinant protein market include growth factors, cytokines, hormones, fusion proteins, blood factors, vaccines, and therapeutic enzymes. Most biopharmaceutical products require extensive purification to meet the requirements of pharmaceutical regulators and chromatography is the mainstay of most downstream purification processes. The 2016 global market for process chromatography resins, columns and skids used in biopharmaceutical manufacturing was estimated to be $2.42 bn (USD), comprising $1.82 bn (USD) for resins and $0.55 bn (USD) for columns & skids8.. This market is growing at 10.5% CAGR and projected to reach $2.96 Billion by 2018.

Prometic has been historically known to industry leaders for its expertise in bioseparation, specifically for chromatography adsorbents used for large-scale purification of biologics and the elimination of pathogens. However, Prometic has also leveraged its own industry leading bioseparation technologies and products (e.g. its affinity chromatography technology) to develop a highly efficient extraction and purification process of therapeutic proteins from human plasma in order to develop plasma-derived protein therapeutics and orphan drugs targeting unmet medical conditions and rare diseases. Prometic’s proprietary PPPSTM manufacturing process works off its bioseparation technology and allows for superior extraction and recovery capabilities of such valuable proteins from plasma.

[7]	Mordor Intelligence, Global Biopharmaceuticals Market—Segmented by Type of Products and Applications – Growth, Trends and Forecasts (2018—2023), February 2018.
[8]	TriMark Publications, Bioseparation Systems for Global Biopharmaceutical Markets – Trends, August 2013.

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The Bioseparations Segment is comprised of different operating subsidiaries. The principal subsidiaries, which operated this segment for the 2017 Financial Year are:

•

Prometic Bioseparations Limited (PBL), based in both Isle of Man and in Cambridge, UK, which develops, manufactures and supplies chromatography adsorbents and columns to its affiliates and third parties; and

•

Prometic Manufacturing Inc. (PMI), based in Joliette, Quebec, Canada, which, along with PBL, manufactures the agarose beads (Purabead®) that serve as a platform and base matrix for many of PBL’s chromatography products.

Our bioseparation technologies enable the targeted capture of proteins directly from biological source materials to provide a highly-efficient and cost-effective manufacturing processes for biopharmaceutical products. We sell our chromatography media to biopharma companies, which enables them to purify proteins, remove impurities and pathogens, reduce manufacturing costs and increase the yield of their therapeutic products. We currently have the capability to produce approximately 35,000 liters of bioseparation media per year to cGMP standard. In addition to chromatography adsorbents, PBL now also supplies chromatography columns (Evolve™) for development and small-scale manufacturing applications and has recently launched pre-packed disposable columns (EvolveD™) aligned with the upsurge of interest in continuous biomanufacturing processes. We expected that the revenues from the sale of our bioseparation and products will continue to contribute toward offsetting the costs of developing our small molecule and plasma-derived drug candidates.

The Corporation’s bioseparation products incorporate from its various affinity ligand platforms (e.g. Mimetic Ligands™ platform) and peptide-based ligands and its support matrices (Purabead®) to provide chromatography adsorbents for use in the capture and purification of protein therapeutics. A number of these bioseparation products are targeted at specific proteins such as the affinity resins that form the backbone of the PPPS™ process (specific affinity adsorbents for the capture of proteins such as clotting factors, plasminogen, fibrinogen, IVIG, alpha-1-antitrypsin and albumin); resins for the purification of recombinant albumin and albumin-fusion proteins (Mimetic Blue® SA and Albupure®), resins for the purification of polyclonal antibodies and related antibody fragments (Mabsorbent®, Fabsorbent™) and Insulin Adsorbent for the purification of Insulin and Insulin analogues. Other products target the capture and purification of certain groups of proteins such as glycoproteins (Aminophenyl boronate resins) and proteases (p-Aminobenzamidine resins). The Corporation also has products which target the capture and removal of certain types of contaminants such as endotoxin (Etoxiclear™), prions (Prioclear™) and isoagglutinins (Isoclear™), in addition to more generic products for general purification and polishing applications such as Ion-exchange resins, Hydrophobic Interaction adsorbents, Mimetic Ligand™ adsorbents and chromatography column hardware & screening kits. The Corporation also supplies a variety of custom products to clients who pay us to develop, manufacture and supply chromatography adsorbents for client-specific applications.

Our Strategy

Partnership agreements concluded over the past decade have enabled Prometic to position itself as a key player in the biopharmaceutical purification market. In creating such relationships, the Corporation’s goal is to maximize its value, all the while obtaining significant third party endorsement of Prometic’s technology. Prometic’s strategy for this business segment is to continue to intends to increase its customer base for its bioseparation products and services and to partner with pharmaceutical and biopharmaceutical companies to improve the manufacturing of their own therapeutics. Moreover, Prometic intends to focus its R&D and technical programs in support of its own biopharmaceutical products such as RyplazimTM (plasminogen) and IVIG.

Prometic’s innovations in the area of bioseparation technology have created three potential revenue paths: (i) sale of bioseparation products and services, (ii) development and out-licensing of purification technology to drug manufacturers; and (iii) licensing and supply of technology for use in the manufacture of safer blood-derived products.

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Our Products

Prometic’s bioseparation technologies and products enable the purification of biopharmaceuticals and assist in their efficient manufacture. At least 14 different products developed by our customers and licensees with the assistance of Prometic’s purification technologies have been approved by regulatory bodies thus far, including the EMA and FDA. These customers and licensees are well-known names in the pharmaceutical and biopharmaceutical industries. As the R&D and manufacturing activities of Prometic’s clients increase, Prometic expects product sales to increase and for additional new products to enter the market. Management believes the Corporation is well-positioned to meet this demand by virtue of the strategic investments it has made in its production facilities. This evolution represents important growth and an established expanding revenue stream for Prometic.

Prometic believes that as it continues to implement its PPPSTM process, this will increase the need for Prometic’s bioseparation products. Prometic believes that PPPSTM platform-based facilities, such as the Laval facility and Emergent facility, facility will increase the number of products being eventually approved, having been manufactured, in part, using its bioseparation technology.

Revenues

The following table indicates, for each of the two most recently completed financial years, the revenues for each category of products or services that accounted for 15% or more of the Corporation’s total consolidated revenues for the applicable financial year derived from sales to third party customers by the Corporation’s Bioseparations Segment:

Bioseparations Segment Revenues
Financial Year	2017 Financial Year	2016 Financial Year
Revenue from the sales of goods	$14,992	$11,388
Revenue from the rendering of services	$1,810	$2,337

COMPETITIVE CONDITIONS

The biopharmaceutical industry is extremely competitive. Prometic competes with companies that produce similar or identical biopharmaceutical products or that propose different products and approaches to the treatment of the same diseases. Many of these companies have greater resources than Prometic. Accordingly, no assurance can be given that products developed by these other companies or that their equivalent technologies will not affect Prometic’s competitiveness.

Management believes Prometic’s competitive edge resides in the following: its ability to apply its proprietary novel and proprietary technology and know-how to a wide range of therapeutic products and diseases. It has developed two proprietary drug discovery platforms which have each produced a number of proprietary drug candidates which are currently in late stage development (i.e. phase 3). Each of those late stage drug candidates can potentially address niche, orphan-type diseases as well as larger indications currently underserved. It can leverage the same APIs and manufacturing know-how to develop and investigate various disease indications for the same drug candidates; it has developed expertise and strong KOL networks in various health franchises, which can be addressed by its therapeutics (e.g. IPF which could potentially be treated if approved with both RyplazimTM (plasminogen) and PBI-4050). Finally, Prometic’s competitive edge resides in the fact that it has multiple opportunities to leverage its expertise in protein mimetics and medicinal chemistry to develop and build on an established pipeline of therapeutic products that target unmet medical needs where standard therapies are either in limited supply or economically burdensome.

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RAW MATERIALS, COMPONENTS

Prometic mostly depends on third parties for the sourcing of raw materials, components or finished products for Prometic’s various products. Prometic believes that alternative sources of supply for such raw materials, components or finished products exist. However, any change in Prometic’s suppliers could have a significant impact on Prometic’s ability to complete certain projects and, accordingly, would affect its projected commercial and financial growth. While other potential alternative suppliers of raw materials and components have been identified or are being determined, they must first pass intensive validation tests to ensure their compliance with our product specifications. No assurance can be given regarding the successful outcomes of such tests or the ability of Prometic to secure alternate sources of supply of such raw materials components or finished products at competitive pricing.

INTELLECTUAL PROPERTY RIGHTS

Prometic owns and controls the intellectual property in the vast majority of its technologies, products and potential drug candidates, giving Prometic the option to develop and eventually commercialize its products in various geographies, to develop new formulations and to select CMOs and CROs of its choice. Prometic’s intellectual property rights include its trademarks, patents and patent applications, regulatory dossiers, manufacturing and process know-how. Prometic’s intellectual property portfolio has been built in large part from in-house technology and product research and development over the past 20 years as well as strategic relationships and joint ventures with reputable partners such as American National Red Cross. In addition, Prometic has a number of exclusive in-licensing arrangements with third parties under which Prometic licenses territorial rights to strategic technologies, patents and related know-how.

Prometic’s approach regarding its intellectual property portfolio is to file and/or license patents and patent applications as appropriate and to obtain patent protection in at least the major pharmaceutical markets, including the US, major European countries, Japan, and Canada. Prometic also relies on trade secrets, proprietary unpatented information, trademarks and contractual arrangements to protect its technology and enhance its competitive position. Prometic currently has a patent estate comprised of exclusively owned and in-licensed patents and patent applications. The patent portfolio includes patents and patent applications claiming compounds, pharmaceutical compositions, nutraceuticals, processes, and methods for treating diseases, disorders, or conditions.

PBI-4050

Prometic’s PBI-4050 program is covered by a large patent portfolio comprised of issued patents, as well as allowed and pending patent applications. The main patent family, incorporating composition-of-matter and method of treatment claims for a broad array of derivative compounds, has been granted in the United States, Europe, China, Japan, Russia and in many other countries, and is on the way to being granted in other major pharmaceutical markets. The main patent family provides protection from generics until at least 2030 and some other families within the patent portfolio provide additional protection beyond 2034.

Regulatory Exclusivity

The regulatory regimes of certain countries such as the United States and Canada provide market exclusivity for a pharmaceutical product once approved. Data protection provides a person or entity with protection against third parties who may wish to commercialize a product similar to an approved product.

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, awards, in certain circumstances, non-patent marketing exclusivities to pioneer drug manufacturers. The Hatch-Waxman Act provides five years of non-patent marketing exclusivity within the United States to an applicant who gains approval of a NDA for a “new chemical entity,” a drug for which the FDA has not previously approved any other new drug with the same active moiety, which is the molecule or ion responsible for the action of the drug. This marketing exclusivity generally prevents the FDA from approving, in certain circumstances, any abbreviated new drug application, or ANDA, for a generic drug or any 505(b)(2) NDA that references the pioneer drug product.

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In the United States, distinct from exclusivity for drug products, biological products, such as toxins and serums, may be eligible for non-patent exclusivity. Specifically, the Biologics Price Competition and Innovation Act of 2009, or the BPCI Act, amended the Public Health Service Act to provide an abbreviated licensure pathway for biological products, or 351(k) application, shown to be biosimilar to, or interchangeable with, an FDA-licensed biological reference product. In turn, the BPCI provides a 4-year exclusivity period from the date of first licensure of the reference product, during which a 351(k) application referencing that product may not be submitted. In addition, FDA may grant a 12-year exclusivity period from the date of first licensure of the reference product, during which approval of a 351(k) application referencing that product may not be made effective. For the first biological product determined to be interchangeable with the reference product for any condition of use, the agency may provide a period of market exclusivity, during which a second or subsequent biological product may not be determined interchangeable with that reference product. However, unlike the process for drug products, FDA will not grant exclusivity for supplements or changes to the reference biological product. Like drug products, biologic products can receive 7 years of market exclusivity for an orphan indication. Finally, FDA may issue an additional 6 month an exclusivity period for certain biological products for which pediatric studies are conducted.

PBI-4050 would be expected to benefit from 7 years of market exclusivity in the United States from the approval date.

RyplazimTM (plasminogen) would be expected to benefit from 7.5 years of market exclusivity in the United States from the approval date.

In Canada, the Food and Drug Regulations provide an eight year market exclusivity period to a Notice of Compliance holder who markets an innovative drug in Canada (including a biological drug).

In Europe, when a marketing authorisation for a product is issued by the EMA, the approved product (including a biological product) benefits from 10 years of market exclusivity.

Our Trademark Portfolio

RyplazimTM is our trademark, in the process of being registered in the United States, Canada and Europe, under which Prometic intends to commercialize plasminogen for the treatment of plasminogen congenital deficiency in those countries, if approval is received from the relevant regulatory authorities.

Other Intellectual Property Portfolio

Our portfolio of intellectual property contains additional trademarks, pending trademark registrations and domain names associated with our trademarks and pending trademark applications.

Our Policy on Intellectual Property

Our intellectual property practice is to keep all information relating to proprietary compounds, inventions, improvements, trade secrets, know-how and continuing technological innovation confidential and, where practicable, file patent and trademark applications. In particular, as part of our intellectual property protection practice, we, where we deem practicable and commercially reasonable:

•

perform surveillance of third party patents and patent applications in order to identify any third party patent or third party patent application which, if granted, could be infringed by our activities;

•	file patent applications for any new and patentable invention, development or improvement in the United States and in other countries;

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•	prosecute all pending patent applications in conformity with applicable patent laws and in a manner that efficiently covers our activities;

•	file trademark applications in countries of interest for our trademarks

•	register domain names whose addresses include our trademark names; and

•	maintain our intellectual property rights by paying government fees as may be necessary to ensure such rights remain in force.

PRODUCT DEVELOPMENT

Prometic has made significant investments over the last twenty years in the development of its proprietary technologies, its small molecule and plasma-derived therapeutics platforms and the drug candidates arising therefrom. These investments and in-house development strategy has allowed the Corporation to be flexible in its approaches and adaptive when needed as well as retraining control over intellectual property rights and the potential commercial upside thereon. Furthermore, it allows Prometic to develop the necessary skill sets internally on both the development of manufacturing processes as well as drug development (pre-clinical and clinical) in various disease indications as it continues to drive towards its goal of becoming a fully integrated speciality biopharmaceutical company. Notwithstanding the foregoing, the Corporation believes that it is important to have a balance between in-house product development and outsourcing same or partnering such activities. Developing products internally provides greater control over the pace of development and the potential for higher commercial returns. Finally, pursuing the development and commercialization phase in partnership with other companies (especially for specific indications and/or geographic regions) is also interesting for the Corporation because it provides continuous external validation of Prometic’s technology and possibilities of short and long term revenues from fees collected at the initiation of the partnership as well as via milestones payments and royalty streams.

RESEARCH AND DEVELOPMENT

Prometic’s R&D strategy is to focus on discovering and developing novel therapeutic drug candidates for which a proprietary IP position can be sought, which is in line with its mission statement. As described in the above-section, the Corporation conducts most of its R&D internally. However, once it has secured its proprietary position, Prometic does enter into various research relationships with reputable academic institutions to validate its internal results and assist in the furtherance of such fields. Prometic’s strategy for funding research and development (R&D) activities is to finance same via the formation of strategic alliances with pharmaceutical and biopharmaceutical companies, debt and equity, financings as well as grants or R&D tax credits for such purposes. During the course of the 2017 Financial Year, Prometic invested approximately $101.9 million in R&D, of which $5.7 million9 were refundable.

ENVIRONMENTAL PROTECTION

Prometic produces a certain amount of chemical waste in its R&D and manufacturing activities that is removed in accordance with applicable environmental protection standards by companies that specialize in hazardous waste management. Prometic’s research laboratories generate radioactive waste that is also removed by companies that specialize in hazardous waste management, in accordance with strict internal procedures and applicable regulatory requirements. Compliance with such requirements is not expected to have a significant effect on Prometic’s competitive position.

[9]

Represents R&D tax credits recognized by the Corporation in the consolidated financial statement for the year-ended December 31, 2017 for R&D performed in Canada and in the U.K. for the financial years 2015, 2016 and 2017.

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EMPLOYEES

Prometic has highly-qualified employees with specialized backgrounds in the relevant scientific fields. These relationships enables Prometic to gain access to an extended knowledge base. Prometic has also recruited experienced professionals in the area of business development, finance, sales, marketing, clinical/regulatory, accounting, human resources and drug manufacturing. On a consolidated basis as at December 31, 2017, Prometic had 480 employees in research and production facilities in Canada, the USA, the Isle of Man and the UK as well as marketing and project management presence in the USA, Europe and Asia. Further, Prometic complements its work force with experienced consultants in various relevant fields.

RISKS AND UNCERTAINTIES RELATED TO PROMETIC’S BUSINESS

Investors should consider the following risk factors, which are inherent to the Corporation and affect its business, and other information contained in this Annual Information Form, before deciding to purchase securities of the Corporation. If any of the following risks occur, the business, financial condition and operating results of Prometic could be adversely affected. As a result, the trading price of the Corporation’s securities could decline and investors could lose part or all of their investment.

The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the Common Shares could be materially and adversely affected. In all these cases, the trading price of the Common Shares could decline, and you could lose all or part of your investment. There is no assurance that risk management steps taken will avoid future loss due to the uncertainties described below or other unforeseen risks.

The commercial success of the Corporation depends largely on the development and commercialization of its products derived from its small molecule therapeutics and plasma-derived therapeutics platforms.

The commercial success of the Corporation depends largely on the development and commercialization of its products derived from its small molecule therapeutics and plasma-derived therapeutics platforms. The failure by the Corporation to do so will have a material adverse effect on the Corporation. The Corporation’s focus in its small molecule therapeutics’ has been on development and partnering activities for PBI-4050 and/or analogs thereof in which it has invested a significant portion of its financial resources and time. Although the Corporation has other compounds and analogs, most are at earlier stages of development.

The Corporation’s focus on its plasma-derived therapeutics segment has been on the development of RyplazimTM (plasminogen) for the treatment of congenital plasminogen deficiency, the preparation of its commercial launch in the USA and on the development of RyplazimTM (plasminogen) and Plasminogen (sub-cutaneous) for other follow-on indications, such as severe burns, and TMPs/DFUs, respectively. The Corporation has also focused on the development of its IVIG product, a late-stage phase 3 clinical asset for the treatment of PIDD as well as the pre-clinical development of other plasma-derived therapeutics, such as IAIP, for the treatment of Necrotizing Enterocolitis (NEC) in neonates. IAIP has received orphan drug designation for NEC from the FDA as well as rare Pediatric Designation from the FDA in Q1 of 2018.

The Corporation’s focus on its bioseparation technologies segment has been to develop and commercialize affinity chromatography products related to the bioseparation, pathogen reduction and protein purification.

The ability of the Corporation to generate revenues in the future is primarily dependent on the commercialization and partnering of its therapeutic drug candidates and/or its analogs in its small molecule therapeutics and plasma-derived therapeutics segments. There can be no guarantees that any of its compounds will be commercialized since they are still under development. Also, there can be no guarantee of commercialization of these compounds since they will depend on several factors including, without limitation:

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•	successful completion of clinical trials;

•	timely receipt of regulatory approvals from the FDA and other regulatory agencies;

•	market acceptance of the product by the medical community, patients and third-party payers (such as governmental health administration authorities and private health coverage insurers);

•	successful marketing and sales force or the entering into a commercial agreement with a partner to help the marketing and sale of the compounds;

•	maintaining of manufacturing and supply agreements in place to ensure commercial quantities of the compounds through validated processes;

•	an increase in the number of competitors in the same market;

•	ability for the Corporation to effectively protect its intellectual property and avoid patent infringement; and

•

any other condition, obligation or requirement that may arise, all of which may delay the Corporation’s capacity to generate revenues and will adversely materially affect its financial conditions and operating results.

The Corporation does not have the required regulatory approval to commercialize its products and cannot guarantee that it will obtain such regulatory approval.

The Corporation does not have the required regulatory approval to commercialize its products and cannot guarantee that it will obtain such regulatory approval. The commercialization of the Corporation’s products first requires the approval of the regulatory agencies in each of the countries where it intends to sell its products. In order to obtain the required approvals, the Corporation must demonstrate, following preclinical and clinical studies, the safety, efficacy and quality of a product. There can be no guarantee that the Corporation will succeed in obtaining regulatory approval from the FDA and the regulatory approvals of agencies in other countries to sell its products. All of the compounds of the Corporation, are still subject to clinical studies and if the results of such studies are not positive, the Corporation may not be in a position to make any filing to obtain the mandatory regulatory approval or it may have to perform additional clinical or product validation studies on any of its products until the results support the safety and efficacy of such product, therefore incurring additional delays and costs. The filing of a new drug application (“NDA”) or BLA is complex and the Corporation relies in part on third-party service providers or consultants to help it perform these tasks.

The obtaining of regulatory approval is subject to the discretion of regulatory agencies. Therefore, even if the Corporation has obtained positive results relating to the safety and efficacy of a product, a regulatory agency may not accept such results as being conclusive and allow the Corporation to sell its products in a given country. Furthermore, the obtaining of regulatory approval is subject to the review and inspection of the Corporation’s manufacturing facilities and product’s manufacturing process, including product batch validation and quality controls; these facilities and processes must comply with FDA GMP regulations. A regulatory agency may require that additional tests on the safety and efficacy of a product or changes the manufacturing facility or manufacturing process be conducted prior to granting approval, if any.

Even if the FDA approves a product, there can be no guarantee that other regulatory agencies will approve this product in their respective countries. Even if the Corporation obtains regulatory approval for any of its products, regulatory agencies have the power to limit the indicated use of a product as they see fit.

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The manufacture, marketing and sale of the products will be subject to ongoing and extensive governmental regulation in the country in which the Corporation intends to market its products.

The manufacture, marketing and sale of the products will be subject to ongoing and extensive governmental regulation in the country in which the Corporation intends to market its products. For instance, if the Corporation obtains marketing approval for one product in the USA, the marketing of this product will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, such as adverse event reporting requirements in compliance with all of the FDA’s marketing and promotional requirements. The manufacturing facilities for the Corporation’s product will also be subject to continual review and periodic inspection and approval of manufacturing modifications. Manufacturing facilities are subject to inspections by the FDA and must comply with the FDA’s GMP regulations. Failure to comply with any of these post-approval requirements can result in a series of sanctions, including withdrawal of the right to market a product. The failure to obtain or a delay in obtaining a FDA or other regulatory bodies’ approval may postpone the Corporation’s capacity to generate revenues and adversely materially affect its financial conditions and operating results.

Clinical trials may not demonstrate a clinical benefit of the Corporation’s product candidates.

Clinical trials may not demonstrate a clinical benefit of the Corporation’s product candidates. Positive results from pre-clinical studies and early clinical trials should not be relied upon as evidence that later stage or large scale clinical trials will succeed. The Corporation will be required to demonstrate with substantial evidence through well-controlled clinical trials that its product candidates are safe and effective for use in a diverse population before the Corporation can seek regulatory approvals for their commercial sale. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of regulatory authorities despite having progressed through initial clinical trials.

Even after the completion of phase 3 clinical trials, regulatory authorities may disagree with its clinical trial design and its interpretation of data, and may require the Corporation or its partners to conduct additional clinical trials to demonstrate the efficacy of its product candidates.

The success of the Corporation’s product candidates is influenced by its collaborations with its partners and any adverse developments in its relationship with its partners could materially harm its business.

The success of the Corporation’s product candidates is influenced by its collaborations with its partners. Any adverse developments in its relationship with its partners could materially harm its business. The Corporation is subject to a number of risks associated with any collaboration that could be entered into for the development of its product candidates, including the risk that these collaborators may terminate the relevant agreement(s) upon the occurrence of certain specified events, including a material breach by the Corporation of any of its obligations under the respective agreements.

The Corporation’s product candidates could cause undesirable and potentially serious side effects during clinical trials that could delay or prevent their regulatory approval or commercialization.

The Corporation’s product candidates could cause undesirable and potentially serious side effects during clinical trials that could delay or prevent their regulatory approval or commercialization. Undesirable side effects caused by any of its product candidates could cause the Corporation or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by regulatory authorities for any or all targeted indications. This, in turn, could prevent the Corporation from commercializing its product candidates and generating revenues from their sale. In addition, if its product candidates receive marketing approval and the Corporation or others later identify undesirable side effects caused by the product:

•	regulatory authorities may withdraw their approval of the product;

•	the Corporation may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labelling of the product;

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•	a product may become less competitive and product sales may decrease; or

•	Prometic’s reputation may suffer.

Any one or a combination of these events could prevent the Corporation from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent the Corporation from generating revenues from the sale of the affected product.

The FDA’s (or equivalent body) review of new drugs based on safety, efficacy or other regulatory considerations may result in significant delays.

The FDA’s (or equivalent body) review of new drugs based on safety, efficacy or other regulatory considerations may result in significant delays in obtaining regulatory approvals, additional clinical trials being required, or more stringent product labelling requirements. Any delay in obtaining, or inability to obtain, applicable regulatory approvals may prevent the Corporation from commercializing our product candidates.

The Corporation’s financial condition could be affected by the introduction of new regulations or amendments to existing regulations. New legislation or changes to existing legislation affecting the Corporation and its potential customers could decrease demand for the Corporation’s products and affect its results of operation and financial condition. For example, the implementation of health care reform legislation that regulates drug costs could limit the profits that could be made from the development of new drugs. In addition, new laws or regulations could increase the Corporation’s costs related to manufacturing therapeutics (for e.g. a change in source plasma specifications by the FDA could lead to more testing which could increase costs of source plasma, driving up costs of goods sold (COGs) for plasma-derived therapeutics).

The Corporation may rely on third party suppliers of services to conduct its preclinical and clinical studies and the failure by such third parties to comply with their obligations may delay the studies and/or have an adverse effect on the Corporation’s development program.

The Corporation may rely on third party suppliers of services to conduct its preclinical and clinical studies and the failure by such third parties to comply with their obligations may delay the studies and/or have an adverse effect on the Corporation’s development program. The Corporation has limited resources to conduct preclinical and clinical studies and may rely on third-party suppliers of services to conduct its studies. If the Corporation’s third-party suppliers of services become unavailable for any reason, including as a result of the failure to comply with the rules and regulations governing the conduct of preclinical and clinical studies, operational failures, such as equipment failures or unplanned facility shutdowns, damage from any event, including fire, flood, earthquake, business restructuring or insolvency, or if they fail to perform their contractual obligations pursuant to the terms of the agreements entered into with the Corporation, such as failing to do the testing, compute the data or complete the reports further to the testing, the Corporation may incur delays in connection with the planned timing of its studies which could adversely affect the timing of the development program of a molecule and/or protein or delay the filing of an NDA or BLA. If the damage to any of the Corporation’s third-party suppliers of services is extensive or if, for any reason, such suppliers do not operate in compliance with Good Clinical Practices or are unable or refuse to perform their contractual obligations, the Corporation will need to find alternative third-party suppliers of services.

If the Corporation is required to change or select new third-party suppliers of services, the timing of the work related to preclinical and/or clinical studies could be delayed since the number of competent and reliable third-party suppliers to conduct preclinical and clinical work in compliance with GLP is limited. Any selection of new third-party suppliers to carry out work related to preclinical and clinical studies will be time-consuming and will result in additional delays in receiving data, analysis and reports from such third-party suppliers which, in turn, will delay the obtaining of regulatory approval to commercialize the Corporation’s products. Furthermore, such delays could increase the Corporation’s expenditures to develop a product and materially adversely affect its operating results and financial condition.

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Failure to recruit and enrol patients for clinical trials may cause the development of the Corporation’s product candidates to be delayed

Failure to recruit and enrol patients for clinical trials may cause the development of the Corporation’s product candidates to be delayed. The Corporation may encounter delays or rejections in recruiting enrolling enough patients to complete clinical trials. Patient enrolment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the number of suitable patients and the eligibility criteria for the clinical trial. Any delays in planned patient enrolment may result in delays to product development and increased development costs, which could harm its ability to develop products and materially adversely affect its operating results and financial condition.

The Corporation does not know whether any of its ongoing or planned clinical trials will proceed or be completed on schedule, or at all.

The Corporation does not know whether any of its ongoing or planned clinical trials will proceed or be completed on schedule, or at all. The commencement of its planned clinical trials could be substantially delayed or prevented by several factors, including:

•	limited number of, and competition for, suitable patients with the indications required for enrolment in its clinical trials;

•	limited number of, and competition for, suitable sites to conduct its clinical trials;

•	delay or failure to obtain FDA or non-USA regulatory agencies’ approval or agreement to commence a clinical trial;

•	delay or failure to obtain sufficient supplies of the product candidate for its clinical trials;

•	delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or investigators; and

•	delay or failure to obtain an institutional review board (“IRB”) approval to conduct a clinical trial at a prospective site.

The completion of any clinical trial could also be substantially delayed or prevented by several factors, including:

•	slower than expected rates of patient recruitment and enrolment;

•	failure of patients to complete the clinical trial;

•	unforeseen safety issues;

•	lack of efficacy evidenced during any clinical trial;

•	termination of any clinical trial by one or more clinical trial sites;

•	inability or unwillingness of patients or medical investigators to follow a clinical trial protocols;

•	inability to monitor patients adequately during or after treatment; and

•	introduction of competitive products that may impede our ability to retain patients in any clinical trial.

Clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB overseeing the clinical trial at issue, any of its clinical trial sites with respect to that site, or us. Any failure or significant delay in completing any clinical trial for its product candidates could materially harm its financial results and the commercial prospects for its product candidates.

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Governmental health administration authorities, private health coverage insurers and other organizations may not reimburse patients for the costs of the Corporation’s, products and related treatment.

Market acceptance of the Corporation’s products is uncertain and depends on a variety of factors, some of which are not under the control of the Corporation. The Corporation’s ability to commercialize its products with success will depend on a variety of factors. One of these is the extent to which reimbursement to patients for the cost of such products and related treatment will be made available by governmental health administration authorities, private health coverage insurers and other organizations. Obtaining reimbursement approval for a product is time-consuming and a costly process that could require the Corporation to provide supporting scientific, clinical and cost effectiveness data for the use of a product. There can be no guarantee the Corporation’s data will be positive enough for third-party payers to accept to reimburse a Corporation product.

The Corporation has never made any application to seek reimbursement of a drug and must, therefore, rely in part on third-party suppliers of services to help it perform this task.

Other factors that will have an impact on the acceptance of the Corporation’s products include:

•	acceptance of the products by physicians and patients as safe and effective treatments;

•	product price;

•	the effectiveness of the Corporation’s sales and marketing efforts (or those of its commercial partner);

•	storage requirements and ease of administration;

•	dosing regimen;

•	safety and efficacy;

•	prevalence and severity of side effects; and

•	competitive products.

If government and third party payors fail to provide coverage and adequate reimbursement rates for the Corporation’s product candidates, its revenues and potential for profitability will be reduced. The Corporation’s product revenues will depend principally upon the reimbursement rates established by third party payors, including government health administration authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third party payors are increasingly challenging the price, and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs, pharmaceutical products or product indications. We may need to conduct post-marketing clinical trials in order to demonstrate the cost-effectiveness of products. Such clinical trials may require us to dedicate a significant amount of management time and financial and other resources. If reimbursement of such product is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our revenues could be reduced. Moreover, the determination of the price of certain drugs in orphan disease indications could be even more difficult to make due to lack of comparables.

The Corporation may rely in whole or in part on third parties for the manufacture and supply of its products and such reliance may adversely affect the Corporation if the third parties are unable to fulfill their obligations.

The Corporation may rely in whole or in part on third parties for the manufacture and supply of its products and such reliance may adversely affect the Corporation if the third parties are unable to fulfill their obligations. The Corporation may not have the resources, facilities or experience to manufacture its products in large quantities on its own. The Corporation may rely on third parties to manufacture and supply products for clinical studies and, unless the Corporation deems the manufacture of this product feasible

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and profitable if it is approved for commercialization, it may rely on third parties for some time to manufacture and supply large quantities of product for commercial sales. The Corporation’s reliance on third-party manufacturers will expose it to a number of risks. If third-party manufacturers become unavailable to the Corporation for any reason, including as a result of the failure to comply with GMP regulations, manufacturing problems or other operational failures, such as equipment failures or unplanned facility shutdowns required to comply with GMP, damage from any event, including fire, flood, earthquake, business restructuring or insolvency, or if they fail to perform their contractual obligations under agreements with the Corporation, such as a failure to deliver the quantities requested on a timely basis, the Corporation may be delayed in manufacturing products and could be unable to meet the regulatory requirements of the FDA or other regulatory agencies to obtain market approval for its products. Any such event could delay the supply of a product to conduct clinical trials and, if a product has reached commercialization, could prevent the supply of the product and adversely affect the revenues of the Corporation. If the damage to a third-party manufacturer facility is extensive, or, for any reason, it does not operate in compliance with GMP or is unable or refuses to perform its obligations under its agreement with the Corporation, the Corporation will need to find an alternative third-party manufacturer. The selection of a third-party manufacturer will be time-consuming and costly since the Corporation will need to validate the manufacturing facility of such new third-party manufacturer. The validation will include an assessment of the capacity of such third-party manufacturer to produce the quantities that may be requested from time to time by the Corporation, the manufacturing process and its compliance with GMP. In addition, the third-party manufacturer will have to familiarize itself with the Corporation’s technology. Any delay in finding an alternative third-party manufacturer of a product could result in a shortage of such product, delay clinical study programs and the filing for regulatory approval of a product, and deprive the Corporation of potential product revenues.

The Corporation may build its own sales force or enter into a commercial agreement with a third party for the sale and marketing of its products and there is no guarantee that the Corporation will be able to achieve one of these tasks.

The Corporation may build its own sales force or enter into a commercial agreement with a third party for the sale and marketing of its products and there is no guarantee that the Corporation will be able to achieve one of these tasks. The Corporation currently has limited marketing capabilities and a minimal sales force. In addition, the Corporation has limited experience in developing, training or managing a marketing or sales force. In order to commercialize its products, the Corporation must either develop its own sales force or enter into a commercial agreement with a third party. The development of a sales force is costly and will be time-consuming given the limited experience the Corporation has in that respect. To the extent the Corporation develops a sales force, the Corporation will be competing against companies who have more experience managing a sales force than the Corporation and access to more funds than the Corporation with which to manage a sales force. Consequently, there can be no guarantee that the sales force that the Corporation would develop would be efficient and would maximize the revenues derived from the sale of the Corporation’s products.

Finding a third party for the sale and commercialization of a product is a lengthy process which includes the assessment of the services to be performed by the third party, a due diligence on the Corporation’s products and the negotiation of the terms and conditions of a commercial agreement. The outcome of this process is uncertain and the Corporation may not be able to conclude a commercial agreement. If such an event occurs, the Corporation could have to delay the launch of its products which could adversely materially affect the financial conditions and the operating results of the Corporation.

The failure by the Corporation to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products.

The failure by the Corporation to protect its intellectual property may have a material adverse effect on its ability to develop and commercialize its products. The Corporation will be able to protect its intellectual property rights from unauthorized use by third parties only to the extent that its intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The

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Corporation tries to protect its intellectual property license by filing patent applications related to its proprietary technology, inventions and improvements that are important to the development of its business. Because the patent position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. If the Corporation’s patents are invalidated or found to be unenforceable, it will lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee the Corporation the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent the Corporation from developing its product candidates, selling its products or commercializing its patented technology. Thus, patents that the Corporation owns may not allow it to exploit the rights conferred by its intellectual property protection. Moreover, the Corporation’s pending patent applications may not result in patents being issued. Even if issued, they may not be issued with claims sufficiently broad to protect its products and technologies or may not provide the Corporation with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that the Corporation has developed or discover the Corporation’s trade secrets. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, Europe and the USA, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively. Although the Corporation has received many patents for its products, there can be no guarantee that the Corporation will receive patents in countries where it files patent applications for its products. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, the Corporation cannot guarantee that:

•	the Corporation or Corporation’s licensors were the first to make the inventions covered by each of our issued patents and pending patent applications;

•	the Corporation or Corporation’s licensors were the first to file patent applications for these inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of the Corporation or Corporation’s licensors’ technologies;

•	any of the Corporation or Corporation’s licensors’ pending patent applications will result in issued patents;

•	any of the Corporation or Corporation’s licensors’ patents will be valid or enforceable;

•	any patents issued to Prometic or Prometic’s licensors and collaboration partners will provide the Corporation with any competitive advantages, or will not be challenged by third parties;

•	the Corporation will develop or in-license additional proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on Prometic’s business.

The Corporation relies on trade secrets, know-how and technology, which are not protected by patents, to maintain its competitive position.

The Corporation also relies on trade secrets, know-how and technology, which are not protected by patents, to maintain its competitive position. The Corporation tries to protect this information by entering into confidentiality undertakings with parties that have access to it, such as the Corporation’s current and prospective suppliers, employees and consultants. Any of these parties may breach the undertakings and disclose the confidential information to the Corporation’s competitors. Enforcing a claim that a third party illegally obtained and is using trade secrets is expensive and time consuming and the outcome is unpredictable. In addition, it could divert management’s attention. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, the Corporation’s competitive position could be harmed.

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The Corporation may not be able to protect its intellectual property rights throughout the world.

The Corporation may not be able to protect its intellectual property rights throughout the world. Filing, prosecuting and defending patents on all of our product candidates and products, when and if the Corporation has any, in every jurisdiction would be prohibitively expensive. Competitors may use our technologies in jurisdictions where the Corporation or its licensors have not obtained patent protection to develop our own products. These products may compete with our products, when and if the Corporation has any, and may not be covered by any of its or its licensors’ patent claims or other intellectual property rights.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of Canada and USA, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of Canada and USA, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favour the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology and/or pharmaceuticals, which could make it difficult for the Corporation to stop the infringement of our patents. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Patent protection for the Corporation’s product candidates or products may expire before it is able to maximize their commercial value which may subject the Corporation to increased competition and reduce or eliminate its opportunity to generate product revenue.

Patent protection for the Corporation’s product candidates or products may expire before it is able to maximize their commercial value which may subject the Corporation to increased competition and reduce or eliminate its opportunity to generate product revenue. The patents for its product candidates have varying expiration dates and, when these patents expire, the Corporation may be subject to increased competition and may not be able to recover its development costs. In some of the larger economic territories, such as Canada, the USA and Europe, patent term extension/restoration may be available to compensate for time taken during aspects of the product candidate’s regulatory review. However, the Corporation cannot be certain that an extension will be granted, or if granted, what the applicable time period or the scope of patent protection afforded during any extended period will be. In addition, even though some regulatory agencies may provide some other form of exclusivity for a product candidate under its own laws and regulations, the Corporation may not be able to qualify the product candidate or obtain the exclusive time period.

If the Corporation is unable to obtain patent term extension/restoration or some other exclusivity, the Corporation could be subject to increased competition and its opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, the Corporation may not have sufficient time to recover its development costs prior to the expiration of its Canadian and non-Canadian patents.

The Corporation may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and may be unable to protect its rights to, or use of, its technology.

The Corporation may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and may be unable to protect its rights to, or use of, its technology. If the Corporation chooses to go to court to restrain a third party from using the inventions claimed in its patents or licensed patents, that individual or corporation has the right to ask the court to rule that these patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if the Corporation was successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are invalid or unenforceable and that the Corporation does not have the right to retrain the third party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to grant a decision or judgment in the Corporation’s favour on the ground that such other party’s activities do not infringe the Corporation’s rights.

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If the Corporation wishes to use the technology or compound claimed in issued and unexpired patents owned by a third party, the Corporation will need to obtain a license from such third party, enter into litigation to challenge the validity or enforceability of the patents or incur the risk of litigation in the event that the owner asserts that the Corporation infringed its patents. The failure to obtain a license to technology or the failure to challenge an issued patent that the Corporation may require to develop or commercialize its product candidates may have a material adverse impact on the Corporation’s operating results and financial condition.

If a third party asserts that the Corporation infringed their patents or other proprietary rights, the Corporation could face a number of risks that could seriously harm its results of operations, financial condition and competitive position, including:

•

patent infringement and other intellectual property claims, which would be costly and time consuming to defend, whether or not the claims have merit, and which could delay the regulatory approval process and divert management’s attention from our business;

•

substantial damages for past infringement, which the Corporation may have to pay if a court determines that its product candidates or technologies infringe a competitor’s patent or other proprietary rights;

•

a court prohibiting the Corporation from selling or licensing its technologies or future drugs unless the third party licenses its patents or other proprietary rights to the Corporation on commercially reasonable terms, which it is not required to do; and

•

if a license is available from a third party, the Corporation may have to pay substantial royalties or lump sum payments or grant cross licenses to its patents or other proprietary rights to obtain that license.

The biopharma industry has produced a proliferation of patents, and it is not always clear to industry participants, including the Corporation, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If the Corporation is sued for patent infringement, the Corporation would need to demonstrate that its product candidates or methods of use either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, and the Corporation may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Canadian patent laws as well as the laws of some foreign jurisdictions provide for provisional rights in published patent applications beginning on the date of publication, including the right to obtain reasonable royalties, if a patent is subsequently issued and certain other conditions are met. While the Corporation believes that there may be multiple grounds on which to challenge the validity of the Canadian patent and the foreign counterparts, the Corporation cannot predict the outcome of any invalidity challenge. Alternatively, it is possible that the Corporation may determine it prudent to seek a license from the patent holder to avoid potential litigation and other potential disputes. The Corporation cannot be sure that a license would be available to the Corporation on acceptable terms, or at all.

Because some patent applications in the USA may be maintained in secrecy until the patents are issued, because patent applications in Canada and many foreign jurisdictions are typically not published until 18 months after filing, and because publications in the scientific literature often lag behind actual discoveries, the Corporation cannot be certain that others have not filed patent applications for technology covered by its licensors’ issued patents or its pending applications or its licensors’ pending applications, or that the Corporation or its licensors were the first to invent the technology.

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Patent applications filed by third parties that cover technology similar to the Corporation’s may have priority over its or its licensors’ patent applications and could further require the Corporation to obtain rights to issued patents covering such technologies. If another party files a USA patent application on an invention similar to the Corporation’s, the Corporation may elect to participate in or be drawn into an interference proceeding declared by the USA Patent and Trademark Office (USPTO) to determine priority of invention in the USA. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our USA patent position with respect to such inventions.

Some of its competitors may be able to sustain the costs of complex patent litigation more effectively than the Corporation can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on its ability to raise the funds necessary to continue its operations. The Corporation cannot predict whether third parties will assert these claims against the Corporation or against its licensors, or whether those claims will harm our business. If the Corporation is forced to defend against these claims, whether they are with or without any merit, whether they are resolved in favour of or against the Corporation or its licensors, the Corporation may face costly litigation and diversion of management’s attention and resources. As a result of these disputes, the Corporation may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to the Corporation, if at all, which could seriously harm its business or financial condition.

The Corporation’s commercial success depends, in part, on its ability not to infringe on third parties’ patents and other intellectual property rights. The Corporation’s capacity to commercialize its products will depend, in part, on the non-infringement of third parties’ patents and other intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always clear to participants, including the Corporation, which patents cover various types of products or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The holding of patents by the Corporation for its products and their applications does not guarantee that the Corporation is not infringing on other third parties’ patents and there can be no guarantee that the Corporation will not be in violation of third parties’ patents and other intellectual property rights. Patent analysis for non-infringement is based in part on a review of publicly available databases. Although the Corporation reviews from time to time certain databases to conduct patent searches, it does not have access to all databases. It is also possible that some of the information contained in the databases has not been reviewed by the Corporation or was found to be irrelevant at the time the searches were conducted. In addition, because patents take years to be issued, there may be currently pending applications that the Corporation is unaware of which may later be issued. As a result of the foregoing, there can be no guarantee that the Corporation will not violate third-party patents. Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that the Corporation infringes upon any of its patents or any of its other intellectual property rights.

There is no guarantee that the Corporation will not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-consuming and will divert management’s attention from the daily execution of the Corporation’s business plan. Litigation implies that a portion of the Corporation’s financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of its business plan. If the Corporation is involved in patent infringement litigation, it will need to demonstrate that its products do not infringe the patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If the Corporation was found liable for infringement of third parties’ patents or other intellectual property rights, the Corporation could be required to enter into royalty or licensing agreements on terms and conditions that may not be favourable to the Corporation, and/or pay damages, including up to treble damages (but only if found liable of willful infringement) and/or cease the development and commercialization of its products. Any finding that the Corporation is guilty of patent infringement could materially adversely affect the business, financial conditions and operating results of the Corporation.

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The Corporation has not been served with any notice that it is infringing on a third party patent, but there may be issued patents that the Corporation is unaware of that its products may infringe, or patents that the Corporation believes it does not infringe but could be found to be infringing.

The Corporation faces competition and the development of new products by other companies could materially adversely affect the Corporation’s business and its products.

The Corporation faces competition and the development of new products by other companies could materially adversely affect the Corporation’s business and its products. The biopharmaceutical and pharmaceutical industries are highly competitive and the Corporation must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products. Some of these competitors develop products in the indications in which the Corporation is involved and could be considered direct or indirect competitors.

In the other indications currently being studied by the Corporation for development, there may exist companies that are at a more advanced stage of developing a product to treat those same diseases. Some of these competitors have capital resources, research and development personnel and facilities that are superior to the Corporation’s. In addition, some competitors are more experienced than the Corporation in the commercialization of medical products and already have a sales force in place to launch new products. Consequently, they may be able to develop alternative forms of medical treatment which could compete with the products of the Corporation and commercialize them more rapidly and effectively than the Corporation.

The Corporation depends on its key personnel to research, develop and bring new products to the market and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on its business and growth potential.

The Corporation depends on its key personnel to research, develop and bring new products to the market and the loss of key personnel or the inability to attract highly qualified individuals could have a material adverse effect on its business and growth potential. The Corporation’s mission is to discover or acquire novel therapeutic products targeting unmet medical needs in attractive specialty markets. The achievement of this mission requires qualified scientific and management personnel. The loss of scientific personnel or of members of management could have a material adverse effect on the business of the Corporation. In addition, the Corporation’s growth is and will continue to be dependent, in part, on its ability to retain and hire qualified scientific personnel. There can be no guarantee that the Corporation will be able to continue to retain its current employees or will be able to attract qualified personnel to pursue its business plan.

The Corporation depends on its founder and current President and CEO, Mr. Pierre Laurin, in the short and long-term to bring the Corporation’s corporate and business plan to execution.

The Corporation depends on its founder and current President and CEO, Mr. Pierre Laurin, in the short and long-term to bring the Corporation’s corporate and business plan to execution. The loss of Mr. Laurin and the inability to identify internally or attract externally an appropriately highly qualified individual to replace him could have a material adverse effect on the Corporation’s business and growth potential. The achievement of the Corporation’s corporate and business plan requires a CEO, who is well versed in various scientific fields and related specialty markets as well as in raising funds privately or publicly. The loss or departure of Mr. Laurin, Prometic’s current President and CEO and founder of Prometic, who has built excellent personal relationships with both corporate and business strategic partners as well as Prometic’s investors, could have a material adverse effect on the business of the Corporation. In addition, the Corporation’s growth is and will continue to be dependent, in part, on his abilities to lead management in various fields and jurisdictions and raise funds. There can be no guarantee that the Corporation will be able to continue to retain its current President and CEO or will be able to identify internally or attract externally an appropriately highly qualified individual to replace him to pursue its corporate and business plan.

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The Corporation is not profitable and may never achieve profitability.

The Corporation is not profitable and may never achieve profitability. The Corporation has been reporting losses since its inception. The Corporation will need to generate significant revenues to achieve profitability. There is no guarantee that the Corporation will succeed in commercializing its products, controlling its expenses and developing additional products, and, therefore, it may never become profitable.

The Corporation may require additional funding and may not be able to raise the capital necessary to continue and complete the R&D of its products and their commercialization.

The Corporation may require additional funding and may not be able to raise the capital necessary to continue and complete the R&D of its products and their commercialization. The Corporation generates revenues but is not profitable and needs financing in order to continue its activities. In the past, the Corporation has been financed in part through debt and public equity offerings and the Corporation may effect additional equity offerings to raise capital, the size of which cannot be predicted. The issuance and sales of substantial amounts of equity or other securities, or the perception that such issuances and sales may occur, could adversely affect the market price of the Common Shares.

The market conditions or the business performance of the Corporation may prevent it from having access to the public markets in the future.

The market conditions or the business performance of the Corporation may prevent it from having access to the public markets in the future. Therefore, there can be no guarantee that the Corporation will be able to continue to raise capital by way of public equity offerings. In such a case, the Corporation will have to use other means of financing, such as issuing debt instruments or entering into private financing agreements, the terms and conditions of which may not be favourable to the Corporation. These debt instruments may contain terms and conditions (e.g. covenants, etc.) which may be challenging or difficult for the Corporation to respect, may be breached or trigger default provisions. Accordingly, the Corporation may be required to compensate counterparties, for costs and losses incurred as a result of various events, including breaches of representations and warranties, covenants, claims that may arise during the terms of said debt instruments or as a result of litigation that may be suffered by counterparties. If adequate funding is not available to the Corporation, it may be required to delay, reduce or eliminate its R&D of new products, its clinical trials or its marketing and commercialization efforts to launch and distribute new products.

The Corporation may not achieve its publicly-announced milestones in due time.

The Corporation may not achieve its publicly-announced milestones in due time. From time to time, the Corporation publicly announces the timing of the occurrence of certain events. These statements are forward-looking and are based on management’s best estimate relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. These variations may occur as a result of a series of events, including the nature of the results obtained during a clinical trial or during a research phase, problems with a supplier or any other event having the effect of delaying the timeline publicly announced. The Corporation’s policy on forward-looking information does not consist in updating such information if the publicly disclosed timeline varies, unless otherwise required to do so by law. Any variation in the timing of certain events having the effect of postponing such events could have an adverse material effect on the business plan, financial conditions or operating results of the Corporation.

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The development and commercialization of drugs could expose the Corporation to liability claims which could exceed its insurance coverage.

The development and commercialization of drugs could expose the Corporation to liability claims which could exceed its insurance coverage. A risk of product liability claims is inherent in the development and commercialization of human therapeutic products. Product liability insurance is very expensive and offers limited protection. A product liability claim against the Corporation could potentially be greater than the coverage offered and, therefore, have a material adverse effect upon the Corporation and its financial position. Furthermore, a product liability claim could tarnish the Corporation’s reputation, whether or not such claims are covered by insurance or are with or without merit.

The Corporation may not receive the full payment of all milestones or royalty payments pursuant to the agreements entered into with third parties.

The Corporation may not receive the full payment of all milestones or royalty payments pursuant to the agreements entered into with third parties and, consequently, the financial conditions and the operating results of the Corporation could be adversely impacted. The Corporation has entered into license agreements and other forms of agreements with third parties regarding the development and commercialization of some of its technologies and products. These agreements generally require that the third party pays to the Corporation certain amounts upon the attainment of various milestones and possibly include royalties on the sale of the developed product. There can be no guarantee that the Corporation will receive the payments described in those agreements since the development of the products may be cancelled if the research does not yield positive results. Under such circumstances, the Corporation would not receive royalties as well. Even if the development of a product yields positive results, all of the risks described herein with respect to the obtaining of regulatory approval are applicable. Finally, if there occurs a disagreement between the Corporation and the third party, the payment relating to the attainment of milestones or of royalties may be delayed. The occurrence of any of those circumstances could have a material adverse effect on the Corporation’s financial condition and operating results.

If the Corporation breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, it could lose license rights that are important to its business.

If the Corporation breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, it could lose license rights that are important to its business. The Corporation licenses the development and commercialization rights for certain product candidates, and could, potentially, enter into similar licenses for other products in the future. Under these licenses, the Corporation is subject to various obligations, including royalty and milestone payments, annual maintenance fees, limits on sublicensing, insurance obligations and the obligation to use commercially reasonable best efforts to develop and exploit the licensed technology. If the Corporation fails to comply with any of these obligations or otherwise breach these agreements, its licensors may have the right to terminate the license in whole or in part or to terminate the exclusive nature of the license. Loss of any of these licenses or the exclusivity rights provided therein could harm its financial condition and operating results.

The Corporation may be subject to damages resulting from claims that the Corporation, or its employees or consultants, have wrongfully used or disclosed alleged trade secrets of third parties.

The Corporation may be subject to damages resulting from claims that the Corporation, or its employees or consultants, have wrongfully used or disclosed alleged trade secrets of third parties. Many of its employees were previously employed, and certain of its consultants are currently employed, at universities, public institutions, biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although the Corporation has not received any claim to date, the Corporation may be subject to claims that the Corporation, or these employees or consultants, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these current or former employers. Litigation may be necessary to defend against these claims.

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If the Corporation fails in defending such claims, in addition to paying monetary damages, the Corporation may lose valuable intellectual property rights or personnel. The Corporation may be subject to claims that employees of its partners or licensors of technology licensed by the Corporation have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. The Corporation may become involved in litigation to defend against these claims. If the Corporation fails in defending such claims, in addition to paying monetary damages, the Corporation may lose valuable intellectual property rights or personnel.

Disruptions to information technology systems of the Corporation could materially adversely affect the Corporation’s business.

Disruptions to information technology systems of the Corporation could materially adversely affect the Corporation’s business. The Corporation depends on its information technology systems for the efficient functioning of its business, including financial reporting, accounting and data storage.

Management believes that the Corporation’s information technology architecture is resilient, relying on redundant material components to prevent material failures, redundant telecommunication links to prevent communication failures. However, systems may be subject to damage or interruption resulting from power outages, telecommunication failures, computer viruses, security breaches, cyber-attacks and catastrophic events. Difficulties with the hardware and software platform may require the Corporation to incur substantial costs to repair or replace it, could result in a loss of critical data and could disrupt operations, which could have a material adverse effect on the Corporation’s business and financial results. Prolonged disruptions to information technology systems may reduce the efficiency of the Corporation’s entire operation, which could materially adversely affect its business.

Data Security Incidents and Privacy Breaches could result in important remediation costs, increased cyber security costs, lost revenues and litigation and reputational harm.

Data Security Incidents and Privacy Breaches could result in important remediation costs, increased cyber security costs, lost revenues and litigation and reputational harm. Cyber incidents can result from deliberate attacks or unintentional events. Cyber-attacks and security breaches could include unauthorized attempts to access, disable, improperly modify or degrade the Corporation’s information, systems and networks, the introduction of computer viruses and other malicious codes and fraudulent “phishing” e-mails that seek to misappropriate data and information or install malware onto users’ computers. Cyber-threats in particular vary in technique and sources, are persistent, frequently change and increasingly more targeted and difficult to detect and prevent against. Cyber-attacks could also result in important remediation costs, increased cyber security costs, lost revenues due to a disruption of activities, litigation and reputational harm affecting customer and investor confidence, which could materially adversely affect the Corporation’s business and financial results.

The Corporation may be subject to environmental remediation obligations or other obligations under environmental laws and regulations and climate change could exacerbate certain of the threats facing the Corporation’s business.

The Corporation may be subject to environmental remediation obligations or other obligations under environmental laws and regulations and climate change could exacerbate certain of the threats facing the Corporation’s business. The Corporation is subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where it operates its business. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of the Corporation’s business, hazardous substances may be released into the environment, which could cause environmental or property damage or personal injuries, and which could subject the Corporation to remediation obligations regarding contaminated soil and groundwater or potential liability for damage claims.

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In addition, global climate change could exacerbate certain of the threats facing the Corporation’s business, including the business continuity depends on how well the Corporation protects its facilities and equipment. Several areas of the Corporation’s operations further raise environmental considerations, such as greenhouse gas emissions and disposal of hazardous residual materials. Failure to recognize and adequately respond to changing governmental and public expectations on environmental matters could result in fines, missed opportunities, additional regulatory scrutiny or harm to the Corporation’s brand and reputation which could potentially have an advance effect on the Corporation’s business and financial results.

The Corporation’s Common Share price is volatile and investors could lose money as a result of such volatility.

The Corporation’s Common Share price is volatile and investors could lose money as a result of such volatility. General market conditions as well as differences between the Corporation’s financial, scientific and clinical results and the expectations of investors as well as securities analysts can have a significant impact on the trading price of the Common Shares. In recent years, the shares of many biopharmaceutical companies have experienced extreme price fluctuations, unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Common Shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. The occurrence of any of the above risks and uncertainties could have a material adverse effect on the price of the Common Shares.

DIVIDENDS

To date, and despite not having any restriction preventing it from doing so, the Corporation has not paid any dividends in respect of any class of shares in its share capital, and it does not anticipate paying dividends in the short term. At the present time, the practice of the board of directors of the Corporation is to reinvest all available funds in operating activities.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares, and an unlimited number of preferred shares issuable (the “Preferred Shares”) in series. As of March 28, 2018, 712,329,990 Common Shares were issued and outstanding and no Preferred Shares were issued.

COMMON SHARES

The holders of Common Shares are entitled to one vote per share at all meetings of the shareholders, and are entitled to receive dividends, as may be declared from time to time by the Board of Directors. In the event of the voluntary (or involuntary) liquidation, dissolution, winding up or other distribution of the assets of the Corporation, the holders of Common Shares are entitled to receive the remaining property of the Corporation, subject to the preference rights of the holders of Preferred Shares, if any.

Take-Over Bid Protection

The Shareholder Rights Plan and the Spin-Off Shareholder Rights Plan (together, the “Rights Plans”) were originally approved by the shareholders of the Corporation on May 3, 2006 for an initial three-year period. The first renewal of the Rights Plans, as amended and restated on March 30, 2009 were approved by the shareholders of the Corporation on May 6, 2009 for an additional three-year period. The second renewal

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of the Rights Plans, as amended and restated on March 14, 2012 were approved by the shareholders of the Corporation on May 9, 2012, for an additional three-year period. The third renewal of the Rights Plans, as amended and restated on March 25, 2015 were approved by the shareholders of the Corporation on May 13, 2015, for an additional three-year period. On March 22, 2018, the Corporation entered into (i) a fourth amended and restated shareholder rights plan agreement and (ii) a fourth amended and restated spin-off shareholder rights plan agreement, both in respect of the Rights Plans with Computershare Trust Company of Canada, as rights agent. The Rights Plans, as so amended and restated (the “2018 Rights Plans”), will be effective and in full force and effect immediately upon its approval by the shareholders of the Corporation at the annual and special meeting of shareholders scheduled for May 9, 2018 (the “Meeting”) and will expire upon the termination of the annual meeting of shareholders of the Corporation in the year 2021. If shareholder approval is not obtained at the Meeting, the 2018 Rights Plans and all outstanding rights will terminate upon the termination of the Meeting.

The Board of Directors believe that a rights plan is in the best interests of the Corporation to provide protection against certain actions that could result in unequal treatment of shareholders under Canadian securities laws, including the following:

(i)

a person could acquire effective control of the Corporation under one or more private agreements at a premium to the market price, resulting in a change of control transaction without the payment of a premium to all shareholders;

(ii)	a person could slowly accumulate Common Shares through stock exchange acquisitions over time, resulting in an acquisition of effective control without payment of fair value for control;

(iii)

a person seeking to acquire control of the Corporation could enter into agreements with shareholders who, together with the acquiror, hold more than 20% of the outstanding Common Shares, irrevocably committing such holders to tender their Common Shares to a take-over bid, the effect of which would be to significantly hamper, if not terminate, any reasonable prospect for the Board of Directors to run a value enhancing auction process; and

(iv)	it may be possible for a person to engage in transactions outside of Canada without regard to the take-over bid protections of Canadian securities laws.

The text of the Shareholder Rights Plan and the Spin-Off Shareholder Rights Plan can be found at www.sedar.com

PREFERRED SHARES

The directors of the Corporation may issue Preferred Shares in one or more series, each series to consist of such number of shares as determined by the directors, which may also fix the designation, rights, restrictions, conditions and limitations to be attached to the Preferred Shares of each series.

The holders of Preferred Shares, if any, do not have any voting rights for the election of directors or for any other purpose, nor are they entitled to attend meetings of the shareholders, except as to any amendment to the rights, privileges, restrictions and conditions attached to the Preferred Shares, which amendment must be approved by at least 2/3 of the votes cast at a meeting of the holders of Preferred Shares called for that purpose.

The holders of Preferred Shares are entitled to dividends, and have preference over the other classes of shares (including Common Shares) with respect to payment of dividends.

In the event of liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation, the holders of Preferred Shares are entitled to receive in preference to the holders of any other classes of shares: (i) an amount equal to the amount paid up on such shares, together with, in the case of cumulative dividends, all unpaid cumulative dividends and, in the case of non-cumulative dividends, all declared and unpaid non-cumulative dividends, and (ii) if the liquidation, dissolution, winding-up or distribution is voluntary, an additional amount equal to the premium, if any, that would have been payable on the redemption of the Preferred Shares.

The Preferred Shares are redeemable or may be purchased for cancellation by the Corporation at such times and at such prices and upon such conditions as may be specified in the rights, privileges, restrictions and conditions attached to the relevant series.

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MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “PLI”. The table below indicates the price ranges on a per share basis and the volume traded on a monthly basis during the 2017 Financial Year.

Month	High Price	Low Price	Close Price	Trading Volume
January 2017	$2.37	$2.06	$2.12	36,319,488
February 2017	$2.64	$2.02	$2.35	32,763,040
March 2017	$2.50	$2.13	$2.30	23,927,462
April 2017	$2.34	$1.98	$2.16	16,027,856
May 2017	$2.18	$1.99	$2.03	12,638,619
June 2017	$2.06	$1.63	$1.68	17,500,617
July 2017	$1.70	$1.45	$1.57	10,794,403
August 2017	$1.74	$1.12	$1.63	36,760,592
September 2017	$1.67	$1.33	$1.60	16,018,022
October 2017	$1.72	$1.35	$1.37	15,034,203
November 2017	$1.48	$1.30	$1.35	14,457,882
December 2017	$1.40	$1.22	$1.30	16,178,678

Prior Sales

The following table summarizes the distribution of securities other than Common Shares that were issued during the most recently completed financial year, identifying the type of security, the price per security, the number of securities issued, expiry date and the date on which the securities were issued.

Month	Type of Security	Number of Securities		Price per Security	Expiry Date
January 2017	Stock Options	40,000		$2.22	January 16, 2022
April 2017	Restricted Share Units	1,220,623		n/a	December 31, 2017
April 2017	Stock Options	137,050		$2.19	April 11, 2022
April 2017	Warrants	10,600,407	(1)	$3.70	October 26, 2023

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Month	Type of Security	Number of Securities		Price per Security	Expiry Date
May 2017	Stock Options	3,204,170		$2.07	May 18, 2027
August 2017	Stock Options	120,700		$1.21	August 24, 2027
November 2017	Stock Options	287,625		$1.40	November 23, 2027
November 2017	Restricted Share Units	6,228,456	(2)	n/a	December 31, 2019
November 2017	Warrants	54,000,000	(3)	$1.70	June 30, 2026
December 2017	Stock Options	20,325		$1.31	December 14, 2027

Notes:

(1)	See our material change report dated May 2, 2017 in connection with our $25 million follow-on financing from SALP.
(2)

These securities represent the maximum number of restricted share units that could be vested assuming the achievement at 150% of all of the performance-based awards granted under the Corporation’s long-term incentive plan, which plan is described in the Corporation’s Management Information Circular for its most recent annual meeting of shareholders.

(3)	See our material change report dated November 1, 2017 in connection with the Credit Facility from SALP.

ESCROWED SECURITIES

As of March 28, 2018, to the knowledge of the Corporation, the following number of securities of the class identified below, are held in escrow:

Escrowed Securities
Designation of Class	Number of Securities held in Escrow	Percentage of Class
Common Shares	450,000	0.06%

450,000 shares were placed in escrow with Computershare Trust Company of Canada, as escrow agent, by Mr. Pierre Laurin, President and Chief Executive Officer of the Corporation, as security for a loan by the Corporation in the amount of $450,000 granted in order to enable Mr. Laurin to exercise options to acquire Common Shares. Mr. Laurin has previously repaid $105,133 which was applied against accumulated interest and the balance on the capital, making the amount owed as of March 23, 2017 equal to $400,000. By resolution of the Board of Directors, the loan was last amended on February 25, 2016. The 2016 amendment provides for the loan to bear interest at a rate equal to the Bank of Canada’s prime rate plus 1% per annum and stipulates that the loan is repayable upon the earlier of (i) March 31, 2019 or (ii) thirty days preceding a targeted NASDAQ or NYSE listing date of Prometic’s shares.

DIRECTORS AND EXECUTIVE OFFICERS

The two following tables set out the names, province or state of residence of the directors and officers of the Corporation as of March 28, 2018, their positions with the Corporation, their present principal occupation and, when they are directors of the Corporation, the year in which they were appointed. The present term of each director will expire immediately prior to the next annual meeting of the shareholders of the Corporation.

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Directors

Directors

Name and Province or State and Country of Residence	Board and Committees Membership	Director Since	Current Principal Occupation

Pierre Laurin Québec, Canada	• Board • PSDAM Committee(1)	1994	President and Chief Executive Officer of the Corporation

Simon Best Edinburgh, UK	• Chairman of the Board • Audit, Risk and Finance Committee • HR and Compensation Committee • Corporate Governance and Nominating Committee • Defense Strategy Committee (Chair) • PSDAM Committee(1) (Chair)	2014	Chairman of Sunergos Innovations Ltd. since September 2015

Andrew Bishop(2) Ontario, Canada	• Board • Audit, Risk and Finance Committee • Defense Strategy Committee	2015	Co-Founder/Partner of Bingley Capital Inc. since 2009

Stefan Clulow Ontario, Canada	• Board • PSDAM Committee(1)	2014	Managing Director and Chief Investment Officer of Thomvest Asset Management Inc. and Managing Director of Thomvest Seed Capital Inc. since May 2010

Kenneth Galbraith British Columbia, Canada	• Board • HR and Compensation Committee • PSDAM Committee(1)	2016	Managing Director of Five Corners Capital since 2013

David John Jeans Marlow, UK	• Board • Corporate Governance and Nominating Committee • PSDAM Committee(1)	May 10, 2017	Corporate Director

Charles Kenworthy California, USA	• Board	2013	Executive Vice-President, Corporate Strategy, NantWorks, LLC since 2011 and President of Nant Capital, LLC.

Louise Ménard Québec, Canada	• Board • HR and Compensation Committee • Corporate Governance and Nominating Committee • Defense Strategy Committee	2009	President, Groupe Méfor inc. since 1997

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Directors

Name and Province or State and Country of Residence	Board and Committees Membership	Director Since	Current Principal Occupation

Paul Mesburis Ontario, Canada	• Board • Audit, Risk and Finance Committee • Corporate Governance and Nominating Committee • Defense Strategy Committee	2009	Managing Principal, Empyrean Capital

John Moran(3) California, USA	• Board	2012	Chief Medical Officer of the Corporation

Nancy Orr(4) Québec, Canada	• Board • Audit, Risk and Finance Committee • HR and Compensation Committee • Defense Strategy Committee	2010	Consultant

Bruce Wendel Connecticut, USA	• Board • PSDAM Committee(1)	2008	Chief Strategy Officer of Hepalink USA since June 2012

(1)	Plasma Strategy Development and Asset Monetization Committee.
(2)	Mr. Andrew Bishop will not stand for re-election at the next Annual General and Special Meeting of Shareholders to be held on May 9, 2018.
(3)	Dr. John Moran will not stand for re-election at the next Annual General and Special Meeting of Shareholders to be held on May 9, 2018.
(4)	Ms. Nancy Orr will not stand for re-election at the next Annual General and Special Meeting of Shareholders to be held on May 9, 2018.

Biographies

The following are brief profiles of the executive officers and directors of the Corporation, including a description of each individual’s principal occupation within the past five years.

Non-Executives Directors

Simon Geoffrey Best, Chairman of the Board. Prof. Best is a seasoned veteran of the global Lifescience Industry with experience, both as a Founder, Chief Executive Officer and Chairman or Board Member of entrepreneurial companies and as a Chairman or Board Member of major industry bodies and public sector institutions, in the UK, USA, Europe, Asia and Latin America including the UK BioIndustry Association (BIA) and the US Biotechnology Industry Organization (BIO). He is also an experienced Angel, Venture Capital and Private Equity investor. In 1999, the World Economic Forum nominated him a Global Leader of Tomorrow and in 2000, a Technology Pioneer of the Year. In 1999, he was nominated as “Science and Technology Venturer of the Year” by the Financial Times. He was awarded the London Business School Alumni Achievement Prize in 2007. He holds an MBA from London Business School and an Honorary Doctorate and B.Mus. from York University. In 2007, he was elected a Fellow of the Royal Society of Edinburgh. In 2008, he was awarded an OBE by Queen Elizabeth II and appointed a Visiting Professor of Medicine by the University of Edinburgh. From November 2015 to December 2017, Prof. Best served on the board of Evofem Inc., a women’s health company based in San Diego. From March 2010 to August 2015, Prof. Best was the Chairman of Edinburgh BioQuarter with responsibility for company formation and

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technology transfer for the University of Edinburgh. In September 2015, this entity was replaced by Sunergos Innovations Limited. Sunergos was reabsorbed by the University in February 2017 after which Prof. Best continued to serve as a Senior Advisor. Prof. Best held also the position of Chief Executive Officer at Aquapharm Biodiscovery Ltd. (a company in the sector of drug discovery) from May 2010 to November 2012.

Andrew Bishop. Mr. Bishop is a Partner and Co-Founder of Bingley Capital Inc., and brings over 20 years of experience in advising biotech and health care companies. He has worked on over 100 financing and M&A transactions over his career. Prior to establishing Bingley Capital in 2009, he held senior roles in investment banking, including Head of Health Care Investment Banking at HSBC Securities (Canada) Inc., where he covered biotech, pharma, and specialty pharma companies. He started his career in investment banking focused on companies in Quebec. For the past 9 years, Mr. Bishop served as a Director and Chair of Willow Breast & Hereditary Cancer Support, a not-for-profit organization focused on breast and hereditary cancer. Mr. Bishop received an International M.B.A. (with Distinction) from the Schulich School of Business at York University, and a Bachelor of Arts in Political Science and Economics from McGill University. He also received his Chartered Financial Analyst designation.

Stefan Clulow. Mr. Stefan Clulow is Managing Director and Chief Investment Officer of Thomvest Asset Management Inc. since July 2014 and Managing Director of Thomvest Seed Capital Inc. since May 2010. Prior to joining Thomvest, Stefan practiced law in Silicon Valley, California and Toronto, Ontario. Mr. Clulow sits on the boards of a number of private companies and charitable organizations. Mr. Clulow received a B.A. and an LL.B. from McGill University. He is a member of the State Bar of California and the Law Society of Upper Canada.

Kenneth Galbraith. Mr. Ken Galbraith is the Managing Director of Five Corners Capital. He joined Ventures West as a General Partner in 2007 and led the firm’s biotech practice prior to founding Five Corners Capital in 2013 to continue management of the Ventures West investment portfolio. Mr. Galbraith is a well-known and active member of the North American life sciences community with 30 years of experience acting as an executive, director, investor and advisor to companies in the biotechnology, medical device, pharmaceutical and healthcare sectors. Previously, Mr. Galbraith served as the Chairman and Interim CEO of AnorMED, a biopharmaceutical company focused on new therapeutic products in hematology, HIV and oncology, until its sale to Genzyme Corp. in a cash transaction worth almost US$600 million. Starting in the biotech sector in 1987, Mr. Galbraith spent 13 years in senior management with QLT Inc., a global biopharmaceutical company specializing in developing treatments for eye diseases and oncology, retiring in 2000 from his position as Executive VP and CFO when QLT’s market capitalization exceeded US$5 billion. He has served on the board of directors of several public and private biotechnology companies, including Zymeowrks, Angiotech Pharmaceuticals (ANPI), Aquinox (AQXP), Alder Pharmaceuticals (ALDR), Tekmira (TKMR) and Cardiome Pharma (CRME). He currently serves on the Board of Directors of Macrogenics (MGNX) and Profound Medical. Mr. Galbraith earned a Bachelor of Commerce (Honours) degree from the University of British Columbia in 1985 and appointed a Fellow of the Chartered Accountants of BC in 2013.

David John Jeans. Mr. David John Jeans, CBE, CEng, BSc MIChemE, is currently Chairman of Digital Health and Care Institute, and Edinburgh Molecular Imaging. He is also a non-executive Director of Renishaw plc. His past non-executive positions include Chairmanship of Imanova Ltd and the UK BioCentre as well as Directorships of Alliance Medical and Myconostica. He was previously the Chair of Cardiff University and a Director of the University Employers Association. From 2009 to 2011, Mr. Jeans was Deputy Chief Executive of the Medical Research Council, a member of its Audit and Risk Committee and Chaired the Trustee Board of MRC Technology until 2014. An advisor to public and third sector organizations, he was appointed by the Prime Minister of UK in 2014 as the Life Science Champion for medical technology. Mr. Jeans has lead Innovate UK’s Stratified Medicine Advisory Board since 2009 and the KTN’s Health Board since 2104, and has contributed to advisory panels for the MRC, EPSRC, NIHR and the Wellcome Trust. He serves on several Government bodies including the Ministerial Committee on Medical Technologies

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since 2012, was an inaugural member of the Science Advisory Council for Wales in 2012 and a founder Trustee of the Francis Crick Institute in 2010. He is also Chair of the Strategic Advisory Panel for the Singapore Government’s Diagnostics Hub since 2014. In an industrial career spanning 35 years, he held senior international leadership positions in global companies including Smith & Nephew, Bristol Myers Squibb, Johnson & Johnson and Amersham plc. Mr. Jeans headed the commercial function of GE’s Life Science business and was the Chairman of its UK Healthcare Company. His domain experience ranges from medical devices and therapeutic pharmaceuticals to in-vivo and in-vitro diagnostics; encompassing research, product development, manufacturing and commercialization. Mr. Jeans is engaged with international, national and local charities including the Africa Research Excellence Fund and the Clare Foundation. He was awarded the CBE for services to Life Sciences, Healthcare and Science in 2012.

Charles N. Kenworthy. Mr. Charles N. Kenworthy is Executive Vice-President, Corporate Strategy, NantWorks, LLC since 2011 and President of Nant Capital, LLC. Mr. Kenworthy received his Bachelor of Arts from the University of California, Los Angeles, in 1980 and his Juris Doctorate from the University of San Diego School of Law in 1985. He joined the law firm of Allen Matkins in the mid-1980’s and was a partner when he departed in 2006. Thereafter, he joined Abraxis Biosciences, LLC as Executive Vice-President, Corporate Strategy, at NantWorks, LLC.

Louise Ménard. Ms. Louise Ménard is President and director of Groupe Méfor Inc., a family holding Company since 1997. From August 2007 to October 2016, she served on the board of directors of the Société des alcools du Québec (SAQ) and was chair of its Governance Committee from 2007 to 2014, was a member of its Human Resources Committee from 2007 to 2016 and its Commercial Practices Committee from 2014 to 2016. Ms. Ménard also serves on the board of the directors of La Pièta since December 2012. From 2004 to 2007, Ms. Ménard served as board member of Compcorp Inc. (now Assuris Inc.), and was member of its Corporate Governance Committee and its Communications Committee. She also served on the board of directors of the Montreal Heart Institute Foundation from 1991 to 2006, and was a member of its Executive Committee from 1992 to 1998. From 2000 to 2002, she acted as Chairman of the board of directors of Alena Capital Inc. and from 1999 to 2001 she was on the board of directors of Bruneau Minerals Inc., a public company listed on the Montreal Stock Exchange. From 2003 to 2011, she was on the board of directors, and was a member of the Executive Committee (2003 and 2004) and the Corporate Governance Committee (2010) of On the Tip of the Toes Foundation and from 1988 to 1997, she was Vice president, Corporate and Legal Affairs of Sodarcan Inc., a public company listed on the TSX (now Aon Canada). She holds an LL.L from Université de Montréal (1973) and has graduated from the College of Directors of Laval University in 2009.

Paul Mesburis. Mr. Paul Mesburis is the Managing Principal of Empyrean Capital, and has more than twenty years of international experience in financial and capital markets. His capital markets experience encompasses senior roles for both buy-side and sell-side firms. On the buy-side, he has managed portfolios for global investment strategies in both debt and equities. On the sell-side, his experience includes senior roles in mergers and acquisitions, investment banking, and institutional equity research at HSBC Securities, Scotiabank Global Banking and Markets and Deutsche Bank Securities. His views on investments have been quoted in the media, including Report on Business of The Globe and Mail and the Financial Post, as well as the subject of features on BNN—Business News Network. In 2012, he was honoured with a Canadian Lipper Fund Award which recognizes funds that have excelled in delivering consistently strong risk-adjusted performance, relative to their peers. He received his Master of Business Administration degree from the Schulich School of Business at York University, his Bachelor of Arts degree from the University of Toronto, and has completed Executive Education at Harvard Business School. Mr. Mesburis holds the Chartered Professional Accountant (Ontario), Certified Public Accountant (Illinois) and Chartered Financial Analyst designations. He is a member of the Institute of Corporate Directors. Mr. Mesburis also serves on the board of directors and is the Chair of the Audit Committees of Avivagen Inc. and EEStor Corp. In addition, he is the Lead Director of Avivagen Inc. and Co-Chair of EEStor Corp.

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Nancy Orr. Ms. Orr is a consultant with 30 years of experience in the development, financing and management of industrial projects, primarily in the energy and recycling sectors. She was President of Dynamis Group Inc., from 1991 to 2007, a private company that developed, built and operated cogeneration power plants and recycled paper and wood facilities. She has significant international experience, having worked in North Africa, Czech Republic, California, Spain, Ecuador and Canada. Throughout her career, Ms. Orr has served on several boards and audit committees of public, private and government entities. She has been a director and member of the audit committees of the Bank of Canada, Dundee Wealth Management Inc., Marleau, Lemire Securities, Fibrek Inc., Donohue Inc., HEC-Montreal and Redline Communications Inc., as well as a director of Palos Capital, Services Financiers de la Caisse de dépôt et placement du Québec, Socanav Inc., the Canada Arts Council Investment Committee and the Montreal Cardiology Institute. She graduated with a MBA from Queen’s University in 1974 and a CA from McGill in 1977. She became a Fellow of the Quebec Order of Chartered Accountants in 1988. Ms. Orr currently sits on the board of directors of Mercer International Inc. and Ressources Quebec, a subsidiary of Les Investissements Quebec.

Bruce Wendel. Mr. Bruce Wendel is Chief Strategy Officer of Hepalink USA since June 2012. Mr. Wendel was Acting Chief Executive Officer of Scientific Protein Laboratories LLC from December 2014 to June 2015, a subsidiary of Shenzhen Hepalink Pharmaceutical CO., Ltd. From 2011 to 2012, he was consultant in the pharmaceutical industry. Mr. Wendel served as Vice Chairman and Chief Executive Officer of Abraxis BioScience until October 15, 2010, when Abraxis was acquired by Celgene Corporation. He was with Abraxis BioScience as of May 2006 and served as Executive Vice President of Corporate Development of Abraxis BioScience until being appointed as Executive Vice President of Corporate Operations and Development in November 2007. Mr. Wendel joined American Pharmaceutical Partners (APP) in 2004 as Vice President of Corporate Development. He began his 14 years with Bristol-Myers Squibb as in-house counsel before shifting to business and corporate development. Before joining APP, he served as Vice President, Business Development and Licensing for IVAX Corporation, a generic drug manufacturer. Previously, Mr. Wendel served in the legal departments of Playtex and Combe. He earned a Juris Doctorate degree from Georgetown University Law School, where he was an editor of Law and Policy in International Business, and a B.S. from Cornell University.

Executive Officers

Executive Officers

Name and Province or State and Country of Residence	Office held with the Corporation	With Prometic Since

Pierre Laurin Québec, Canada	President and Chief Executive Officer	1994

Bruce Pritchard Hertfordshire, UK	Chief Operating Officer and Interim Chief Financial Officer	2006

Patrick Sartore Québec, Canada	Chief Legal Officer and Corporate Secretary	2006

John Moran California, USA	Chief Medical Officer	2012

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During the last five years, the above senior officers have held the position shown opposite their respective names or have occupied a management position with the same or a related entity except for (i) Mr. Bruce Pritchard who was appointed Chief Operating Officer on August 12, 2014. Mr. Pritchard was Chief Financial Officer of the Corporation from July 2018 to November 2015. Mr. Pritchard is Interim Chief Financial Officer since August 9, 2017 following the departure of Mr. Greg Weaver.; (ii) Dr. John Moran who was appointed on the Board of Directors in March 2012 and Chief Medical Officer of the Corporation on March 1, 2014; and (iii) Mr. Patrick Sartore who previously held the position of General Counsel and Corporate Secretary was appointed Chief Legal Officer and Corporate Secretary on May 13, 2015.

Biographies

Executive Officers Who Also Serve as Directors

Pierre Laurin, President and Chief Executive Officer. Mr. Pierre Laurin is a senior executive with over 30 years of experience in the pharmaceutical and biotechnology industry. Involved in the development of Prometic’s platform technology since 1989, Mr. Laurin founded Prometic Life Sciences Inc. in 1994. He served as Chairman until March 7, 2011 and President and Chief Executive Officer of the Corporation since its inception, he took the Corporation public on the TSX and has since raised over $650 million through equity and debt financing and multinational funding. Mr. Laurin’s corporate development achievements include the successful close of multiple licensing agreements and partnering agreements with multinationals, including two strategic agreements with the American Red Cross. Mr. Laurin’s prior experience also includes positions with various pharmaceutical companies, including Nordic Laboratories (now Sanofi) where he played a pivotal role in the commercial success of Cardizem® in Canada. Mr. Laurin holds a B.Sc. in Pharmacy and a Masters degree in Pharmaceutical Sciences from the University of Montreal.

John Moran, Chief Medical Officer. Dr. John Moran MD, FRACP, FACP, has served as Chief Medical Officer of Prometic since March 1, 2014. From 2010 until joining the Corporation, Dr. Moran was Vice President, Clinical Affairs—Home modalities at DaVita Healthcare Partners Inc. where he had the overall responsibility for quality of care and related business issues for over 20,000 home dialysis patients in over 1,000 care centers. Previously, Dr. Moran served for eight years as Senior Vice President, Clinical Affairs for Satellite Healthcare. Dr. Moran also served for, five years at Baxter Healthcare, as Global Medical Director for the Renal Division and for two years as Vice President for Clinical Development and Marketing.

Executive Officers Who Do Not Serve as Directors

Bruce Pritchard, Chief Operating Officer, and Interim Chief Financial Officer. Mr. Bruce Pritchard joined PLI as CFO of the UK subsidiary, Prometic Biosciences Ltd. (“PBL”) in 2006 and was promoted CFO of the group in 2008, relinquishing that post in November 2015. He became Chief Operating Officer in August 2014, and Interim Chief Financial Officer on August 9, 2017. He is a chartered accountant with many years of experience in general management, operations and corporate accountancy including senior finance positions with biotech and pharmaceutical companies. He has a proven track record of success in strategic acquisitions and in raising debt and equity finance. Mr. Pritchard is a Non-Executive Director and Chair of the Audit Committee of Imanova Limited. A Heriot-Watt University graduate, Mr. Pritchard gained a BA in Accountancy and Computer Science in 1993, he qualified as a Member of the Institute of Chartered Accountants of Scotland in 1996. He was appointed a Fellow of the Institute of Directors in 2014.

Patrick Sartore, Chief Legal Officer and Corporate Secretary. Mr. Patrick Sartore joined Prometic in 2006 as Senior Legal Counsel – Intellectual Property, was nominated Corporate Secretary of the Corporation in 2007. Mr. Sartore held the position of General Counsel and Corporate Secretary from May 2013 to May 2015, at which date he was appointed Chief Legal Officer and Corporate Secretary. Mr. Sartore was previously employed by Univalor Inc. as Legal Counsel and Leger Robic Richard, L.L.P., a firm specializing in Intellectual Property, Corporate and Commercial Law, as an associate attorney. Mr. Sartore has extensive experience in the areas of intellectual property, technology transfer, licensing and

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commercialization, private and public financing as well as general corporate and commercial law, namely in the biopharmaceutical field. Mr. Sartore graduated from the University of Montreal with a Bachelor of Law (LLB) in 1999 and was called to the Bar of Québec in 2001. Mr. Sartore also holds a Bachelor of Science, with Distinction, from Concordia University.

INDEPENDENCE

As of March 28, 2018, all of the directors were “independent” in the meaning of Regulation 52-110 respecting Audit Committees except for:

•	Mr. Pierre Laurin who is President and Chief Executive Officer of the Corporation.
•

Mr. Stefan Clulow who was nominated by SALP to the Board, pursuant to the 2015 Amended and Restated Loan Agreements. Pursuant to the 2015 Amended and Restated Loan Agreements, SALP is entitled to nominate one person for election to the Board.

•

Mr. Charles N. Kenworthy was nominated to the Board by California Capital Equity, LLC (“CCE”) (an affiliate of Abraxis Bioscience International Holding Company, Inc.), pursuant to a securities purchase agreement (the “Purchase Agreement”) entered into between the Corporation and Abraxis Bioscience International Holding Company, Inc. on September 3, 2008. Pursuant to the Purchase Agreement, CCE is entitled to nominate one person for election to the Board.

•	Dr. John Moran is Chief Medical Officer of the Corporation.

SECURITY HOLDINGS

As at March 28, 2018, the number and percentage of securities of Common Shares of the Corporation or its subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and executive officers of the Corporation as a group is:

Securities	Number	Percentage of Class
Common Shares	18,453,449	2.6%

The information as to the number of Common Shares owned or over which control is exercised, not being within the knowledge of the Corporation, has been provided by each director and executive officer or is derived from insider reports.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as indicated below, no director or executive officer of the Corporation:

(a)	is, as at the date hereof, or has been within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(i)	was the subject to an order that was issued while they were acting in the capacity of director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after they ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while they were acting in the capacity of director, chief executive officer or chief financial officer.

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Dr. Simon Best was Chairman of Ardana PLC, a publicly-traded company on the London Stock Exchange in the UK, which went into administration on June 30, 2008. The company was unable to complete refinancing or a possible sale or merger within a required timeframe. Concurrently, trading in the company’s shares were suspended.

Ms. Nancy Orr was a director of Redline Communications Group Inc., a public company, from September 2008 to 2010 and interim CFO from September 2009 to 2010. In March 2010, it was determined that Redline had not followed proper accounting treatment. The company was therefore not in a position to issue its audited financial statements for the financial year ended December 31, 2009 and was obliged to restate its audited financial statements for the financial years 2007 and 2008. Between April 7, 2010 and June 23, 2010, the Ontario Securities Commission and the Autorité des Marchés Financiers issued several temporary cease trade orders. The last cease trade order was lifted on February 4, 2011.

Except as indicated below, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of Prometic to affect materially the control of the Corporation:

(a)

is, as of the date hereof, or has been within the 10 years before the date hereof, a director or executive office of any company (including the Corporation) that, while they were acting in that capacity, or within a year of them ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority; (ii) entered into a settlement agreement with a securities regulatory authority; or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material.

CONFLICTS OF INTEREST

To the knowledge of the Corporation, no director or executive officer of the Corporation has an existing or potential material conflict of interest with the Corporation or any of its subsidiaries, except for Mr. Pierre Laurin, Mr. Stefan Clulow, Mr. Charles Kenworthy and Dr. John Moran, as disclosed under “Directors and Officers—Independence” and “Interest of Management and Others in Material Transactions”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of the Corporation, there are no material legal proceedings to which the Corporation is a party or to which its property is subject, and no such proceedings are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On October 17, 2001, Mr. Pierre Laurin, President and Chief Executive Officer of the Corporation, via his company, Innovon Pharmaceuticals Inc. (“Innovon”) entered into an assignment agreement with the Corporation whereby rights to PBI-1402 and PBI-1101 were assigned to the Corporation. Under this agreement, Mr. Laurin, through Innovon, is entitled to receive royalties based on the sales of PBI-1402, PBI-1101 as well as any analogs from them (eg. PBI-4050). These royalties consist of 0.5% of net sales by the Corporation or its affiliates to third parties or 3% of revenues received by the Corporation from third parties for such products.

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On February 21, 2002, Mr. Pierre Laurin had also entered into a loan agreement with the Corporation in the amount of $450,000 in order to enable Mr. Laurin to exercise 450,000 stock options to acquire Common Shares of the Corporation. Said 450,000 Common Shares were placed in escrow with Computershare Trust Company of Canada, as escrow agent, by Mr. Pierre Laurin, President and Chief Executive Officer of the Corporation, as security for the repayment of said loan. Said Loan was amended, and its term extended on multiple occasions. Following a resolution of the Board of Directors, the loan was last amended on February 25, 2016. The 2016 amendment provides for the loan to bear interest at a rate equal to the Bank of Canada’s prime rate plus 1% per annum and stipulates that the loan is repayable upon the earlier of (i) March 31, 2019 or (ii) thirty days preceding a targeted NASDAQ or NYSE listing date of Prometic’s shares. Mr. Laurin has repaid $105,133 which was applied against all the historical accumulated interest and the balance on the capital, making the amount owed as of March 23, 2017 equal to $400,000. As of March 28, 2018, the aggregate amount owed was $416 589.

TRANSFER AGENT AND REGISTRAR

The Corporation’s transfer agent and registrar is Computershare Trust Company of Canada, having a place of business at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, and the registers of transfers of each class of securities are located in Montréal, Québec and Toronto, Ontario.

MATERIAL CONTRACTS

Except for those contracts entered into in the ordinary course of business, the following material contracts of the Corporation were either entered into within the last financial year or before the last financial year but are still in effect as of the date hereof:

Structured Alpha LP (by its managing partner of Thomvest Asset Management Inc)

•

Prometic and SALP are parties to a first loan agreement originally dated September 10, 2013, which provides for an original issue discount loan in the principal amount of $10 million. This loan was amended and restated on July 31, 2014, March 31, 2015 and February 29, 2016, and as further amended by the First Consent and Amendment dated August 23, 2016, the Second Consent and Amendment dated October 28, 2016, the Third Consent and Amendment dated January 16, 2017, the Fourth Consent and Amendment dated March 29, 2017, the Fifth Consent and Amendment dated March 29, 2017, the Sixth Amendment dated April 27, 2017, the Seventh Consent and Amendment dated October 31, 2017.

•

Prometic and SALP are parties to a second loan agreement originally dated July 31, 2014 which provides for an original issue discount loan in the principal amount of $20 million. This loan was amended and restated on March 31, 2015 and February 29, 2016, as further amended by the First Consent and Amendment dated August 23, 2016, the Second Consent and Amendment dated October 28, 2016, the Third Consent and Amendment dated January 16, 2017, the Fourth Consent and Amendment dated March 29, 2017, the Fifth Consent and Amendment dated March 29, 2017, the Sixth Amendment dated April 27, 2017, the Seventh Consent and Amendment dated October 31, 2017.

•

Prometic and SALP are parties to a third loan agreement dated April 27, 2017 which provides for an original issue discount loan in the principal amount of $25 million. This loan was amended by the Seventh Consent and Amendment dated October 31, 2017.

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•

Prometic and SALP are parties to a fourth loan agreement dated November 30, 2017, among others, Prometic and SALP, and providing for a delayed-draw term loan of up to USD $80M (CAD $100M10) dated November 30, 2017.

Cantor Fitzgerald Canada Corporation, et al.

•

Underwriting Agreement dated June 20, 2017 between Prometic and Cantor Fitzgerald Canada Corporation (the Lead Underwriter), RBC Dominion Securities Inc., National Bank Financial Inc., Scotia Capital Inc., Desjardins Securities Inc., and Echelon Wealth Partners Inc.

INTERESTS OF EXPERTS

Names of Experts

The consolidated annual financial statements of the Corporation for the 2017 Financial Year included in the Corporation’s 2017 Annual Report have been audited by Ernst & Young LLP.

Interests of Experts

None of Ernst & Young LLP or its partners hold any registered or beneficial interests, directly or indirectly, in the securities of the Corporation or its associates or affiliates, and is independent of the Corporation within the meaning of the Code of Ethics of the Ordre des comptables professionnels du Québec.

AUDIT, RISK & FINANCE COMMITTEE

Audit, Risk and Finance Committee Charter

The Corporation’s Audit, Risk and Finance Committee Charter is reproduced at Appendix A.

Composition

The Audit, Risk and Finance Committee is composed of four independent and financially literate directors: its chair, Mr. Paul Mesburis, Prof. Simon Best, Mr. Andrew Bishop and Ms. Nancy Orr.

[10]	Depending on currency fluctuations.

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Relevant Education and Experience

Member	Relevant Education and Experience
Mr. Paul Mesburis

•  Mr. Mesburis is a Chartered Professional Accountant (Ontario), Certified Public Accountant (Illinois) and a Chartered Financial Analyst. He earned his MBA from the Schulich School of Business at York University and a B.A. from the University of Toronto.

•  He has more than 20 years of experience in the financial services industry. His capital markets experience encompasses roles for both buy-side and sell-side firms.

•  On the buy-side, he has managed portfolios for global investment strategies in both debt and equities.

•  On the sell-side, his experience includes senior roles in mergers and acquisitions, investment banking, and institutional equity research at HSBC Securities, Scotiabank Global Banking and Markets and Deutsche Bank Securities.

•  He has served as a Board member and Audit Committee member of other public and private companies.

Prof. Simon Best

•  Prof. Best received an M.B.A. in 1985 from London Business School.

•  He served as Chairman of Ardana PLC, a UK company listed on the London Stock Exchange, for three years as well as Board member and Audit Committee member on other public and private companies.

Mr. Andrew Bishop[11]

•  Mr. Andrew Bishop received an M.B.A. in 1993 (with distinction) from the Schulich School of Business at York University. He also received his Chartered Financial Analyst designation in 2001.

•  He has over 20 years of experience in investment banking and private equity. Over his career, he has evaluated many financial situations including over 100 financing and M&A transactions. He also has worked closely in the preparation of financial statements for corporations, limited partnerships and non-for-profits.

•  He serves as Acting Chief Financial Officer for Arch Biopartners, a public company listed on the TSXV. He has served as member of the Audit Committee of several private and non-for-profit companies.

[11]	Mr. Andrew Bishop will not stand for re-election on the Board at the next Meeting on May 9, 2018.

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Member	Relevant Education and Experience
Ms. Nancy Orr[12]

•  Ms. Orr received an M.B.A. from Queen’s University and a C.A. from McGill University and she has been a Fellow of the Québec Order of Chartered Accountants since 1988.

•  She has substantial experience as a member of several boards of directors and audit committees of public, private and government entities.

Audit, Risk and Finance Committee Oversight

Since January 1, 2014, all recommendations of the Audit, Risk and Finance Committee to nominate or compensate external auditors were adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit, Risk and Finance Committee has reviewed and approved non-audit services on a case-by-case basis throughout the 2017 Financial Year.

EXTERNAL AUDITOR SERVICES FEES

Ernst & Young LLP have served as the Corporation’s auditors since financial year 2010.

Audit Fees

Ernst & Young LLP provided services and billed the Corporation and its subsidiaries $522,525 for professional services rendered for 2017 Financial Year ($489,600 for the 2016 Financial Year) in relation to the audit of the Corporation’s financial statements, statutory audits of subsidiaries as well as in relation to quarterly reviews and short-form prospectus.

Audit-Related Fees

Ernst & Young LLP did not provide any audit-related services to the Corporation for 2017 and 2016 Financial Years.

Tax Fees

Ernst & Young LLP provided services and billed the Corporation $53,000 for 2017 Financial Year ($58,400 for 2016 Financial Year) for tax compliance, advice or planning services.

All Other Fees

Ernst & Young LLP provided services and billed the Corporation $38,750 for 2017 Financial Year ($38,800 for 2016 Financial Year) for translation services.

[12]	Ms. Nancy Orr will not stand for re-election on the Board at the next Meeting on May 9, 2018.

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ADDITIONAL INFORMATION

Additional information relating to the Corporation may also be found on the SEDAR website at www.sedar.com or on the Corporation’s website at www.Prometic.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s Management Information Circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion and analysis for its most recently completed financial year.

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APPENDIX A

Audit, Risk and Finance Committee Charter

I.	Purpose

The Board of Directors of Prometic Life Sciences Inc. (the “Corporation”) is ultimately responsible for the stewardship of the Corporation, which means that it oversees the direction of the Corporation’s business and affairs delegated to the President and Chief Executive Officer and the other officers of the Corporation. To fulfill this role, the Board may delegate certain responsibilities to the Audit, Risk & Finance Committee (the “Committee”). The Committee is mainly responsible for the five (5) following fundamental matters:

(i) the Corporation’s financial reporting process and internal control systems, (ii) the Corporation’s process to identify and manage risks, (iii) the internal and external audit process; (iv) the Corporation’s communication system to provide an open avenue of communication among the external auditors, the financial and senior management, the internal auditing department (if any), and the Board of Directors and (v) the Corporation’s capital structure and its finance strategy and activities.

II.	General Role and Mandate

External Auditors

1.	Review the independence[13] and the performance of the external auditors.

2.

Recommend to the Board of Directors the appointment of the external auditors, to be approved by the shareholders, for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation or the approval of any discharge of auditors where circumstances warrant.

3.	Recommend to the Board of Directors for approval the fees and other compensation to be paid to the external auditors.

4.

Pre-approve non-audit services to be provided to the Corporation or its subsidiaries by the external auditors, other than non-audit services: (i) that were not recognized as non-audit services at the time of the engagement and (ii) that are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

5.

Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, review the external auditors’ audit plan, discuss and approve audit scope, reliance upon management and internal audit if or when applicable, and general audit approach. At the conclusion of the audit process, and before releasing the year-end earnings, discuss the results of such audit with the external auditors including the resolution of disagreements between management and the external auditor regarding financial reporting and difficulties encountered in performing the audit.

6.

Discuss with the auditors the quality and not just the acceptability of the Corporation’s accounting principles including all critical accounting policies and practices used, any alternate treatments of financial information that have been discussed with management, the ramification of their use and the auditor’s preferred treatment, as well as any other material communications with management.

[13]

This should include at least on an annual basis, the review of all significant relationships the external auditors have with the Corporation that could impair the auditors’ independence. When discussing auditor independence, the Committee may wish to consider both rotating the lead audit partner or audit partner responsible for reviewing the audit after a number of years and establishing hiring policies for employees or former employees of its external auditor.

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7.	The external auditors report to and are accountable to the Committee and the Board of Directors as representatives of shareholders.

Internal	Auditors

8.	Review the internal audit budget, organizational structure and qualification of the internal audit department.

9.	Review and approve the internal audit department’s audit plan for the year

10.	Review and approve the internal audit charter, at minimum every two years;

11.	Receive communications from the head of Internal Audit on the internal audit activity’s performance relative to its plan and other matters;

12.	Review the internal audit report on their review and testing of Internal Controls over Financial Reporting (“ICFR”) and Disclosure Controls at least annually

13.	Makes appropriate inquiries of management and the head of internal audit to determine whether there is inappropriate scope or resource limitations.

Financial Reporting and Risk Management

14.	Quarterly review of Management’s internal reporting package of the Corporation, understanding the key variances from budget and the impact on the cash flow of the Corporation.

15.

Consider and review with the external and internal auditors, if or when applicable, the integrity of the Corporation’s financial reporting processes, both internal and external, and the adequacy of the Corporation’s internal controls and management financial information systems.

16.

On an annual basis, review and discuss with management and the external auditors, significant risks and exposures, the steps management has taken to monitor, control and report such risks and exposures, and the effectiveness of the overall process for identifying the principal financial risks affecting financial reporting.

17.

Review and discuss with management and the external auditors (including the internal auditors if any) the Corporation’s audited annual financial statements, any other financial statements to be audited, reviewed interim financial statements, management discussion and analysis and all other public disclosure documents containing material financial information, and make recommendations for their approval by the Board of Directors, prior to filing or distribution. The review should include a discussion with management and the external auditors of significant issues regarding accounting principles, practices and significant management estimates and judgments.

18.

Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than the public disclosures referred to in paragraph 17 above, and periodically assess the adequacy of those procedures.

19.	Review, with the Corporation’s counsel, any legal or regulatory matter that could have a significant impact on the Corporation’s financial statements.

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20.

Review and make recommendations with respect to any litigation, claim or contingency that could have a material effect upon the financial position of the Corporation and the appropriateness of the disclosure thereof in the documents reviewed by the Committee.

21.	Establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

22.	Review the CEO/CFO’s report disclosing any fraud involving management or other employees who have a significant role in the issuer’s ICFR.

23.

Review, if applicable, the monitoring reports from the Chair of the Corporate Governance and Nominating Committee and the Chair of the Audit, Risk & Finance Committee, pursuant to the Corporation’s Whistleblower policy.

24.	Review and make recommendation regarding insurance coverage (annually or as may be otherwise appropriate).

25.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of present and former external auditors of the Corporation.

26.	Review the Corporations Table of Authority and recommend any amendments to the Board of Directors for approval.

Financial Oversight

27.	In discharging its finance oversight responsibilities, the Committee shall:

a)	Review and discuss the Company’s financial plans, policies and budgets to ensure their adequacy and soundness in providing for the Company’s current operations and long-term growth;

b)	Review, discuss and make recommendations to the Board concerning proposed equity, debt or other securities offerings and private placements; and

c)	Review and discuss with management significant tax matters.

Other

28.	Determine the appropriateness of declaring dividends.

29.	Review the Corporation’s Annual Information Form and recommend its approval to the Board of Directors.

30.	Prepare and publish an annual Audit, Risk & Finance Committee report in the Corporation’s annual management proxy circular.

31.	Review the Annual Budget of the Corporation and recommend its approval to the Board of Directors.

32.	Review and approve guidelines and policies for Treasury and Foreign Exchange operations within the group.

33.	Annually review and approve the Corporation’s IT Policy for Administrators and the Corporate Travel & Expenses Policy.

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34.	Establish and monitor performance of the Committee against its Annual Workplan to monitor and ensure compliance with the Charter of the Audit, Risk & Finance Committee.

35.	Annually assess the effectiveness of the Committee against its general role and mandate (charter) and report the results of the assessment to the Board of Directors.

36.	Review and, if necessary recommend to the Board of Directors, any update to the Charter of the Audit, Risk & Finance Committee.

37.	Approve the hiring of the Chief Financial Officer and other senior management officers whose principal duties and responsibilities relate directly to the finances of the Corporation.

38.

Keep records of its activities, meetings, etc. at the office of the Corporate Secretary and report periodically to the Board of Directors on its activities and make recommendations as deemed appropriate.

39.	Perform any other activities consistent with its responsibilities and duties, the Corporation’s by-laws and governing law as the Committee or the Board of Directors deems necessary or appropriate.

The Audit, Risk & Finance Committee may:

(a)	with the approval of the Board of Directors and at the Corporation’s expense engage independent counsel and other external advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any such advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

III.	Composition

The Audit, Risk & Finance Committee shall be comprised of a minimum of three (3) and a maximum of six (6) independent directors of the Corporation, appointed by the Board of Directors following the Annual General Meeting to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the member ceases to be a director, resigns or is replaced, whichever first occurs. Any member may be removed from office or replaced at any time by the Board of Directors.

A member of the Committee is independent if the member has no material relationship with the Corporation, within the meaning of Regulation 52-110 respecting Audit Committees as amended from time to time.

Unless a chairman is elected by the full Board of Directors, or if not present at the meeting, the members of the Audit, Risk & Finance Committee may designate a chairman by majority vote of the full Audit, Risk & Finance Committee membership.

All members of the Audit, Risk & Finance Committee shall be financially literate, that being defined as able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. However, a member who is not financially literate may be appointed to the Committee provided that the member becomes financially literate within a reasonable period of time following his or her appointment. At least one member should have accounting or related financial experience and the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with International Financial Reporting Standards (IFRS).

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IV.	Meetings

The Committee shall meet at least four (4) times annually, or more frequently as circumstances dictate. The Committee may ask members of management or others to attend meetings and provide pertinent information as required. Quorum for all meetings will consist of at least two (2) members.

The Committee’s Chair shall prepare an agenda in advance of each meeting in consultation with management and the other members of the Committee. External auditors may also be consulted for any item related to their responsibilities and duties.

The Committee shall meet with the external auditors, in private, at least once during the year. The Committee may also communicate with management and external auditors, if deemed necessary, on a quarterly basis to review the Corporation’s interim financial statements.

V.	Work Program

The Audit, Risk & Finance Committee annually establishes a work program in order to fix a schedule to fulfill its responsibilities pursuant to the content of this charter. The Committee uses such work program, inter alia, to evaluate its compliance with this charter.

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GLOSSARY

ALI: Acute Lung Injury

API: Active pharmaceutical ingredient

ARDS: Acute Respiratory Distress Syndrome

AS: Alström Syndrome

BLA: Biologics License Application

CKD: Chronic Kidney Disease

CTA: Clinical trial application

DKD: Diabetic Kidney Disease

EMA: European Medicines Agency

FDA: US Food and Drug Administration

FVC: Forced Vital Capacity

HbA1c: Glycated hemoglobin concentration

IAIP: Inter-alpha Inhibitor Proteins

IND: Investigational New Drug

IPF: Idiopathic Pulmonary Fibrosis

IRB: Institutional Review Board

IVIG: Intravenous Immunoglobulin

MHRA: UK Medicines and Healthcare Products Regulatory Agency

MPA: Medical Products Agency

NAFLD: Non-Alcoholic Fatty Liver Disease

NantPro: NantPro Biosciences, LLC

NASH: Non-Alcoholic Steatohepatitis

NDA: New Drug Application

NHDF: Normal Human Dermal Fibroblasts

PBI: Prometic Biosciences Inc.

PBL: Prometic Biosciences Ltd.

PBP: Prometic Bioproduction Inc.

PBT: Prometic Biotherapeutics, Inc.

PIDD: Primary Immunodeficiency Diseases

PIM: Promising Innovative Medicine

PPR USA: Prometic Plasma Resources (USA) Inc.

PPR: Prometic Plasma Resources Inc.

PSMT: Prometic Pharma SMT Limited

PSMTH: Prometic Pharma SMT Holdings Limited

R&D: Research and Development

SALP: Structured Alpha LP

T2DMS: Type 2 Diabetes with Metabolic Syndrome

Telesta: Telesta Therapeutics Inc.

TMP: Tympanic Membrane Perforations

* * *

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